Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

UNITED PET GROUP, INC.,

FIDO NEWCO CORP.,

FURMINATOR, INC.

AND

HAMMOND, KENNEDY, WHITNEY & COMPANY, INC.

AS STOCKHOLDER REPRESENTATIVE

Dated as of December 5, 2011

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-ii-

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DEFINED TERMS

$62
Acquisition Proposal	36
Affiliate	36
Aggregate Merger Consideration	3
Agreement	1
Antitrust Division	36
Applicable Rate	8
Articles of Merger	2
Asserted Liability	57
Authorizations	13
Basket Amount	54
Basket Exclusions	54
BeneFLEX	40
Business Day	62
Claim	15
Claims Notice	57
Clean-Up	15
Closing	2
Closing Balance Sheet	6
Closing Date	2
Closing Working Capital	7
COBRA	20
Code	11
Company	1
Company Certificates	4
Company Common Stock	3
Company Contracts	25
Company Delivered Agreements	13
Company Financial Statements	14
Company FSA Participant	40
Company FSA Plan	40
Company HRA Participant	40
Company HRA Plan	40
Company Intellectual Property Rights	17
Company Licenses	17
Company Stockholder Indemnified Parties	51
Company Stockholders	3
Company Stockholders Agreement	12
Company Third Party Intellectual Property Rights	18
Company Transaction Expenses	3
Confidentiality Agreement	37
Contest	44
Contracts	25
D&O Indemnified Party	38
Disclosure Letter	11

-iv-

Dispute Accountants	7
Dispute Notice	7
Dissenting Shares	5
Dissenting Stockholder	5
DOL	20
Effective Time	2
Employee Plans	19
Employment Agreement	49
Environmental Claim	15
Environmental Law	15
Environmental Permit	16
ERISA Affiliate	19
Escrow Agent	4
Escrow Agreement	4
Escrow Fund	4
Estimated Closing Working Capital	6
Exchange Agent	9
Exchange Fund	9
Foreign Employee Plan	22
FTC	36
Fully-Diluted Share Amount	3
GAAP	14
General Enforceability Exceptions	13
Governmental Authority	13
Governmental Order	13
Gross Amount	3
Hazardous Material	16
herein	62
hereof	62
hereto	62
HIPAA	20
HSR Act	36
Include	62
including	62
Indebtedness	3
Indemnified Party	56
Indemnifying Party	56
Indiana Law	1
Individual Representation	65
Information Statement	41
Interim Financial Statements	14
IRCA	22
IRS	19
Knowledge	62
Laws	17
Leases	24
Letter of Transmittal	9
Liabilities	14

-v-

Liens	10
Losses	38
Material Adverse Effect	11
Merger	1
Newco	1
Parent	1
Parent Basket Amount	52
Parent Basket Exclusions	52
Parent Delivered Agreements	30
Parent Disclosure Letter	31
Parent Indemnified Parties	54
Parent Working Capital Statement	7
Participants	19
Participation Contest	44
Parties	1
Party	1
PBGC	20
Per Share Merger Consideration	3
Permitted Update	41
Person	15
Pre-Closing Company Returns	45
Pre-Closing Taxable Periods	45
Pre-Closing Taxes	42
Prior Transactions	29
Properties	24
Pro-Rata Share	4
Regulatory Filings	37
Release	16
Remedial Action	16
Representatives	35
Returns	23
SEC	35
Shares	12
Shortfall Amount	8
Stockholder Representative	65
Stockholder Representative Reserve	67
Straddle Period	46
Straddle Returns	46
Subsidiary	12
Surviving Corporation	2
Target Amount	6
Tax	23
Tax Loss	42
Tax Losses	42
Tax Sharing Agreement	42
Taxes	23
Transaction Bonuses	4
Transaction Support Agreement	1

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Transferred Employee	39
Treasury Shares	3
WARN Act	40
Warrant Shares	5
Warrants	5
Working Capital	6
Working Capital Holdback	4

-vii-

EXHIBITS

A.	Company Written Consent
B.	Form of Company Articles of Incorporation
C.	Form of Escrow Agreement
D.	Working Capital
E.	Letter of Transmittal
F.	Required Consents
G.	Form of Non-Competition Agreement

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made December 5, 2011, by and among United Pet Group, Inc., a Delaware corporation (“Parent”); Fido Newco Corp., an Indiana corporation and a wholly-owned subsidiary of Parent (“Newco”); FURminator, Inc., an Indiana corporation (the “Company”); and Hammond, Kennedy, Whitney & Company, Inc., a New York corporation, as the Stockholder Representative. The foregoing parties to this Agreement are each a “Party” and collectively the “Parties.” Capitalized terms used in this Agreement without definition shall have the meanings ascribed to them in this Agreement.

BACKGROUND STATEMENT

The respective Boards of Directors of Parent, Newco and the Company have each approved and adopted this Agreement and the transactions contemplated hereby, including the Merger, and deemed it advisable and in the best interests of their respective corporations and stockholders that the Parties consummate the Merger and the other transactions provided for herein and, in the case of Newco and the Company, have recommended them to their stockholders. As a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company, who collectively beneficially own at least 85% of the outstanding voting shares of Company Common Stock, prior to or simultaneously with the execution and delivery of this Agreement have executed and delivered a written consent of stockholders dated as of the date hereof in the form of Exhibit A attached hereto approving this Agreement and the transactions contemplated thereby, including the Merger. Certain stockholders of the Company, who collectively beneficially own at least 85% of the outstanding voting shares of Company Common Stock, have entered into a Transaction Support Agreement for the benefit of Parent (the “Transaction Support Agreement”), pursuant to which such stockholders have agreed, among other things, on the terms and subject to the conditions set forth in the Transaction Support Agreement, to the indemnification obligations of the Company Stockholders set forth in this Agreement and the restrictive covenants set forth therein.

STATEMENT OF AGREEMENT

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I.

THE MERGER

Section 1.1    The Merger.

At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Laws of the State of Indiana (“Indiana Law”), Newco shall be merged with and into the Company (the “Merger”), the separate corporate existence of Newco shall cease, and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

Section 1.2    Effective Time; Closing.

Subject to the provisions of this Agreement, the Parties shall cause the Merger to be consummated by filing Articles of Merger with the Secretary of State of the State of Indiana (the “Articles of Merger”) (the time of such filing being the “Effective Time”) as soon as practicable on or after the Closing Date. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Sutherland Asbill & Brennan LLP, 999 Peachtree Street, N.E., Atlanta, Georgia 30309, at 10:00 a.m., local time on December 27, 2011, or, if earlier or later, the fourth (4th) Business Day after the conditions set forth in Article VII are satisfied or waived by the Party or Parties entitled to waive them, or (b) at such other place and time as the Parties may agree (the “Closing Date”).

Section 1.3    Effect of the Merger.

At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Indiana Law.

Section 1.4    Articles of Incorporation and Bylaws.

At the Effective Time, the Articles of Incorporation of the Company in effect immediately prior to the Effective Time shall be amended by virtue of the Merger in the form of Exhibit B attached hereto and, as so amended, shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by Indiana Law. At the Effective Time, the Bylaws of the Surviving Corporation shall be amended and restated in their entirety by virtue of the Merger to be identical to the Bylaws of Newco as in effect immediately prior to the Effective Time (with the name of the corporation appropriately changed to that of the Surviving Corporation), until thereafter amended as provided therein or by Indiana Law.

Section 1.5    Directors and Officers.

(a) The directors of Newco immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and the officers of Newco immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

Section 1.6    Further Action.

At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Newco, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Newco, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE II.

CONSIDERATION; EXCHANGE PROCEDURES

Section 2.1    Conversion of Capital Stock in the Merger.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Newco, the Company or the holder of any shares of capital stock of Newco or the Company:

(a) Conversion of Newco Stock. Each share of common stock, without par value, of Newco issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, without par value, of the Surviving Corporation.

(b) Cancellation of Treasury Stock. Each share of common stock, without par value, of the Company (the “Company Common Stock”) owned by the Company immediately prior to the Effective Time, if any (collectively, the “Treasury Shares”) shall be canceled automatically and shall cease to exist, and no consideration shall be paid in exchange for the Treasury Shares.

(c) Conversion of Company Common Stock.

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time held by each holder of Company Common Stock (collectively and together with each holder of a Warrant immediately prior to the Effective Time, the “Company Stockholders”), other than Dissenting Shares, shall be converted into the right to receive an amount of cash, without interest, equal to the quotient obtained by dividing (A) $140.0 million (the “Gross Amount”), minus (x) the amount of the Company’s Indebtedness as of the Closing Date other than that repaid pursuant to Section 2.2(d) (if any), and minus (y) the amount of the Company Transaction Expenses, subject to withholding, deduction and other adjustment as provided in Sections 2.2, 2.5 and 2.6 (as adjusted, the “Aggregate Merger Consideration”) by (B) the sum (such sum, the “Fully-Diluted Share Amount”) of (x) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, plus (y) the aggregate number of Warrant Shares immediately Prior to the Effective Time (the “Per Share Merger Consideration”). “Indebtedness” means, without duplication, (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) amounts owing as deferred purchase price for property or services, including all seller notes and “earn out” payments, purchase price adjustment payments and noncompetition payments in connection with mergers and acquisitions transactions, but excluding trade payables incurred in the ordinary course of business to the extent such trade payables have been included as a current liability for purposes of calculating the Closing Working Capital, (iii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (iv) obligations under any interest rate, currency or other hedging agreement, (v) obligations under any performance bond or letter of credit, (vi) all capitalized lease obligations and purchase money liens, (vii) guarantees with respect to any Liability of any other Person of a type described in clauses (i) through (vi) above, and (viii) for clauses (i) through (vii) above, all accrued interest thereon, if any, and any termination fees, prepayment penalties, “breakage” costs or similar payments associated with the repayment of or default under such Indebtedness. “Company Transaction Expenses” means (1) any and all fees and expenses incurred by the Company in connection with the transactions contemplated hereby, through the Closing Date (including legal, accounting, broker’s, investment banker’s and finder’s fees and expenses), (2) any transaction bonuses, tax gross-up payments and other payments due to any of the Company’s employees as a result of the Merger or the other transactions contemplated hereby), and (3) premiums for the tail insurance policies described in Section 5.9(d).

(ii) All shares of Company Common Stock that have been converted into the right to receive the Per Share Merger Consideration as provided in this Section 2.1(c) shall be canceled automatically and shall cease to exist, and the holders of certificates which immediately prior to the Effective Time represented those shares (“Company Certificates”) shall cease to have any rights with respect to those shares, other than the right to receive the Per Share Merger Consideration upon the surrender of Company Certificates in accordance with Section 2.8(c).

(d) Pro-Rata Share. For purposes of this Agreement, “Pro-Rata Share” means, with respect to each Company Stockholder, a fraction (expressed as a percentage), (i) the numerator of which is the sum of (A) the aggregate number of shares issued and outstanding of the Company Common Stock other than Dissenting Shares held by such Company Stockholder immediately prior to the Effective Time, plus (B) the aggregate number of Warrant Shares held by such Company Stockholder immediately prior to the Effective Time, and (ii) the denominator of which is the Fully-Diluted Share Amount.

Section 2.2    Escrow; Withholdings; Etc.

(a) There shall be withheld from the Gross Amount nine million eight hundred thousand dollars ($9,800,000.00) (such cash being withheld being hereinafter referred to as the “Escrow Fund”) pursuant to an escrow agreement substantially in the form of Exhibit C attached hereto (the “Escrow Agreement”).

(b) Parent shall deliver the Escrow Fund to U.S. Bank National Association, as escrow agent (the “Escrow Agent”) on the Closing Date. The Escrow Agent shall hold such cash as security for the obligations of the Company Stockholders under this Agreement and shall invest and pay out the Escrow Fund as provided in the Escrow Agreement.

(c) There shall also be withheld by Parent from the Gross Amount (i) an amount equal to seven hundred fifty thousand dollars ($750,000) (the “Working Capital Holdback”), which amount will be delivered to the Escrow Agent on the Closing Date to be held and applied in accordance with the terms of Sections 2.6 and 2.8(c) and the Escrow Agreement, and (ii) an amount equal to two hundred fifty thousand dollars ($250,000), which Parent shall pay to the Stockholder Representative at the Closing, to be held by the Stockholder Representative as its initial Stockholder Representative Reserve.

(d) There shall be deducted from the Gross Amount cash in an amount equal to the amount of the Indebtedness outstanding as of the Closing Date under the Company’s credit facility, Senior Secured Term Loan, Senior Subordinated Term Loan, and seven million five hundred thousand dollar ($7,500,000.00) Stockholder Note, and Parent shall cause such Indebtedness to be repaid in accordance with payment instructions set forth in payoff letters to be delivered by the Company to Parent with respect thereto no later than one (1) Business Day prior to the Closing Date.

(e) Pursuant to Section 2.1(c)(i), there shall be deducted from the Gross Amount cash in an amount equal to the amount of the Company Transaction Expenses. Parent shall cause such funds to be used as follows:

(i) With respect to that portion of the Closing Transaction Expenses consisting of bonuses to employees of the Company related to the transactions contemplated by this Agreement (“Transaction Bonuses”), Parent shall cause the gross amount of the Transaction Bonuses to be deposited with the Company on the Closing Date. Subject to the Company’s withholding obligations with respect to the Transaction Bonuses, on the Closing Date, the Company shall pay such Transaction Bonuses to the respective employees of the Company entitled thereto.

(ii) With respect to that portion of the Closing Transaction Expenses that do not consist of Transaction Bonuses, Parent shall, or shall cause the Company to, pay to the appropriate parties the appropriate amounts thereof on the Closing Date.

(f) By their approval and adoption of this Agreement, and/or by their acceptance of the Per Share Merger Consideration, the Company Stockholders will be conclusively deemed to have consented to, approved and agreed to be bound by: (i) the obligations under Sections 2.5 and 2.6 in respect of pre-Closing and post-Closing adjustments to the Aggregate Merger Consideration; (ii) the indemnification provisions of Article VI and Article IX; (iii) this Section 2.2 and the Escrow Agreement; and (iv) the appointment of Hammond, Kennedy, Whitney & Company, Inc. as the Stockholder Representative.

Section 2.3    Treatment of Company Warrants.

Pursuant to the terms of the Transaction Support Agreement, which has been executed and delivered by each holder of an outstanding warrant of the Company (all such warrants collectively, the “Warrants”) immediately prior to the Effective Time, at the Closing, each Warrant shall be terminated in consideration and exchange for the right to receive an amount of cash equal to the Per Share Merger Consideration multiplied by the number of Warrant Shares issuable upon exercise of such Warrant, to be paid in accordance with the procedures set forth in Section 2.8. Upon the Closing, each Warrant will be deemed canceled, terminated, retired and extinguished, and the Company Stockholder previously holding such Warrant shall have no further rights with respect thereto other than the right to the consideration for his or its Warrant Shares described herein. Without limiting the foregoing, the Company shall take any and all actions that are necessary to cause the Warrants to be terminated as set forth in this Section 2.3. For purposes of this Agreement, “Warrant Shares” shall mean the number of shares of Company Common Stock issuable upon exercise of a Warrant outstanding immediately prior to the Effective Time.

Section 2.4    Dissenting Shares.

Notwithstanding anything in this Agreement to the contrary, each of the shares of Company Common Stock which are outstanding immediately prior to the Effective Time and with respect to which dissenters’ rights shall have been properly demanded in accordance with Indiana Law (“Dissenting Shares”) shall not be converted into the right to receive, or be exchangeable for, the Per Share Merger Consideration but, instead, the holders thereof shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the provisions of Indiana Law; provided, however, that (i) if any holder of Dissenting Shares (a “Dissenting Stockholder”) shall subsequently deliver a written withdrawal of his demand for appraisal of such shares, or (ii) if any Dissenting Stockholder fails to establish his entitlement to dissenters’ rights, such Dissenting Stockholder shall forfeit the right to appraisal of such shares of Company Common Stock, such shares shall cease to be Dissenting Shares, such holder shall cease to be a Dissenting Stockholder and each of such shares shall thereupon be converted into the right to receive the Per Share Merger Consideration, without any interest thereon, in accordance with Section 2.1(c).

Section 2.5    Pre-Closing Adjustments Based on Estimated Working Capital.

(a) On or before the second (2nd) Business Day prior to the anticipated Closing Date, a Parent employee designated by Parent and a Company employee designated by the Company shall jointly prepare and mutually agree upon a certificate duly executed by each of them setting forth in reasonable detail the computation of the estimated Working Capital of the Company as of the close of business on the Closing Date (the “Estimated Closing Working Capital”). For purposes of this Agreement, “Working Capital” means, as of a particular date, (i) the current assets of the Company as of the close of business on such date, excluding customer accounts receivable in excess of ninety (90) days past due, minus (ii) the current liabilities of the Company as of the close of business on such date, which current liabilities will include the costs and expenses incurred and to be incurred by the Company in connection with the tooling and molds for the supplier arrangement with Hankscraft and the costs and expenses of reworking the inventory, in each case as described in Exhibit D, that have not been paid prior to the Closing Date, each prepared in accordance with the accounting principles, methods and practices utilized in preparing the Company’s Audited Financial Statements and in accordance with GAAP, applied on a consistent basis (provided that where there is an inconsistency between such accounting principles, methods, and practices and GAAP, GAAP shall control), except (w) for variances from such accounting principles, methods and practices and GAAP otherwise provided for in this definition of Working Capital, (x) in the event the calculation of Estimated Working Capital and/or Closing Working Capital utilizes a category of current assets or current liabilities that was not utilized in the preparation of the Target Amount as set forth in Exhibit D, other than with respect to the specific assets and liabilities that are expressly described as excluded from the calculation of the Target Amount in Note 1 to Exhibit D, appropriate adjustments to the Target Amount shall be made to reflect the inclusion of such category of current assets and/or current liabilities in the calculation of the Target Amount using the same methodology as used in the calculation of the Target Amount set forth in Exhibit D; (y) any liability constituting

Indebtedness or Company Transaction Expenses and taken into account in the calculation of the Aggregate Merger Consideration in Section 2.1(c)(i) as of the Closing Date or paid under Section 2.2(d) shall not be included as a current liability for purposes of the Working Capital calculation, and (z) any assets infused by Parent or any of its Affiliates on the Closing Date and any liabilities of the Surviving Corporation arising on the Closing Date as a result of Parent’s acquisition of the Company pursuant to the Merger will not be included in the calculation of Working Capital. In the event the designees cannot agree on a particular item or items, the determination of the designee of Parent with respect thereto shall control for purposes of the computation of the Estimated Closing Working Capital.

(b) At the Closing, based solely on the Estimated Working Capital set forth in the certificate contemplated by Section 2.5(a): (i) if the Estimated Working Capital is less than six million sixty-nine thousand dollars ($6,069,000) (the “Target Amount”), then the Gross Amount shall be decreased by the amount of such difference; and (ii) if the Estimated Working Capital is greater than the Target Amount, then the Gross Amount shall be increased by the amount of such difference.

Section 2.6    Post-Closing Adjustments Based on Closing Working Capital.

(a) As promptly as practicable and in any event no later than ninety (90) days after the Closing Date, Parent shall cause the Surviving Corporation to have prepared and delivered to the Stockholder Representative a balance sheet of the Company, prepared as of the close of business on the Closing Date (the “Closing Balance Sheet”), together with a statement certified by the Chief Financial Officer of Parent (the “Parent Working Capital Statement”) setting forth in reasonable detail the Working Capital of the Company as of the close of business on the Closing Date, based upon the amounts set forth on the Closing Balance Sheet; and in addition, taking into account as current liabilities on the Closing Balance Sheet and the Parent Working Capital Statement any Indebtedness that should have been deducted from the Gross Amount pursuant to Section 2.1(c)(i)(A)(x) but was not (the “Closing Working Capital”). The Closing Balance Sheet shall be prepared in accordance with the accounting principles, methods and practices utilized in preparing the Company’s Audited Financial Statements and in accordance with GAAP, applied on a consistent basis (provided that where there is an inconsistency between such accounting principles, methods, and practices and GAAP, GAAP shall control), and, for the avoidance of doubt, the Working Capital shall be calculated in accordance with the definition of “Working Capital” under Section 2.5(a).

(b) Parent shall cause the Surviving Corporation to give the Stockholder Representative and its Representatives reasonable access to all of its books, records, personnel, accountants, offices and other facilities and properties as the Stockholder Representative may require to review the Closing Balance Sheet and the Parent Working Capital Statement. If the Stockholder Representative believes that the calculation of the Closing Working Capital was not determined in the manner required by Section 2.6(a), then the Stockholder Representative may, within 45 days after delivery of the Closing Balance Sheet and Parent Working Capital Statement, deliver a notice (the “Dispute Notice”) to Parent, setting forth the Stockholder Representative’s calculation of the Closing Working Capital and specifying in reasonable detail those items or amounts affecting the calculation as to which it disagrees and the reasons for such disagreement. If prior to the conclusion of such 45-day period the Stockholder Representative notifies Parent in writing that it will not provide a Dispute Notice or if a Dispute Notice is not delivered within such 45-day period, the Closing Working Capital as set forth in the Parent Working Capital Statement shall become final, conclusive and binding on the Parties for all purposes of this Section 2.6.

(c) If the Stockholder Representative delivers a Dispute Notice as provided in Section 2.6(b), Parent and the Stockholder Representative shall use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to finally determine the Closing Working Capital. If Parent and the Stockholder Representative do not resolve all disputed items or amounts set forth in the Dispute Notice within thirty (30) days after delivery of such Dispute Notice, or as such 30-day period may be extended by mutual agreement of Parent and the Stockholder Representative, the remaining disputed items and amounts will be submitted by Parent and the Stockholder Representative to McGladrey & Pullen, LLP (the “Dispute Accountants”) for resolution of such disputed items and amounts. Parent and the Stockholder Representative will have the opportunity to present their positions with respect to such disputed items and amounts to the Dispute Accountants, and such disputed items and amounts shall be resolved by the Dispute Accountants in accordance with the requirements of Section 2.6(a) and this Section 2.6(c). The Dispute Accountants shall prepare a written report setting forth the resolution of such disputed items and amounts and calculating the revised amount of such Closing Working Capital, which shall be delivered to each of Parent and the Stockholder Representative promptly, but in no event later than sixty (60) days after such disputed items and amounts are submitted to the Dispute Accountants. Such revised amount of such Closing Working Capital shall not reflect any difference from the amount of such Closing Working Capital set forth on the Parent Working Capital Statement other than differences required to reflect the resolution of such disputed items and amounts by the Dispute Accountants. The revised amount of the Closing Working Capital set forth on the Dispute Accountants’ written report and the written report shall be final, conclusive and binding upon the Parties, absent arithmetical error, and shall be deemed a final arbitration award that is enforceable against each of the Parties in any court of competent jurisdiction. For the avoidance of doubt, to the extent the Dispute Accountants’ written report purports to make any determination with respect to anything other than the disputed items and amounts submitted to the Dispute Accountants, it shall be disregarded by the Parties. Each of Parent and the Stockholder Representative shall execute a reasonably acceptable engagement letter if requested to do so by the Dispute Accountants, and shall provide reasonable access to their respective employees and Representatives who are responsible for financial matters. The fees and expenses of the Dispute Accountants incurred in the resolution of the items in dispute shall be allocated by the Dispute Accountants to each particular item in dispute and such fees with respect to each such item in dispute shall be allocated and paid by Parent and the Stockholder Representative, in inverse proportion to the extent they prevailed on each such item in dispute, which allocations shall be determined by the Dispute Accountants and reflected in its final report. For example, if the Parties submit a dispute to the Dispute Accountants in which the Stockholder Representative claims that a component of Closing Working Capital is $50,000.00 greater than the amount of such component as calculated by Parent, and the Dispute Accountants ultimately resolves the dispute by awarding the Company Stockholders $30,000.00 of the $50,000.00 contested, then the costs and expenses of arbitration for such item in dispute will be allocated 60% (i.e., 30,000.00 ÷ 50,000.00) to Parent and 40% (i.e., 20,000.00 ÷ 50,000.00) to the Stockholder Representative.

(d) Upon the final determination of the Closing Working Capital in accordance with this Section 2.6: (i) if the Closing Working Capital exceeds the Estimated Working Capital, then such difference plus interest on the aggregate amount at the Applicable Rate accruing from the Closing Date through the date of payment shall be paid to the Exchange Agent by Parent, and the Working Capital Holdback will be paid to the Exchange Agent in accordance with Section 2.6(f)(ii); and (ii) if the Estimated Working Capital exceeds the Closing Working Capital, then such difference, plus interest on such amount at the Applicable Rate accruing from the Closing Date through the date of payment (such difference plus such interest is the “Shortfall Amount”) shall be paid to Parent by the Company Stockholders (severally in accordance with their respective Pro-Rata Shares) in the manner provided in Sections 2.6(e) and 2.6(f), and any remaining balance of the Working Capital Holdback after such payment, if any, shall be paid to the Exchange Agent in accordance with Section 2.6(f)(ii). All payments under this Section 2.6(d) shall be made within five (5) Business Days after final determination in accordance with this Section 2.6 in cash (by wire transfer of immediately available funds). All payments to the Exchange Agent under this Section 2.6(d) shall be for the benefit of the Company Stockholders (other than Dissenting Stockholders) and for distribution by the Exchange Agent to the Company Stockholders (other than Dissenting Stockholders) in accordance with their respective Pro-Rata Shares. The “Applicable Rate” means the rate of 2.5% per annum.

(e) If payment is due from the Company Stockholders to Parent under Section 2.6(d), then such payment shall be made from the following sources until such payment has been made in full: (i) first, from the Working Capital Holdback held by the Escrow Agent, (ii) second, from the Escrow Fund, to the extent the Escrow Fund contains cash at such time; and (iii) third, the Company Stockholders (severally in accordance with their respective Pro-Rata Shares) promptly shall deliver to the Parent cash in an amount equal to the remaining difference.

(f) Upon the final determination of the Closing Working Capital in accordance with this Section 2.6, each of Parent and the Stockholder Representative shall, in accordance with the terms of the Escrow Agreement, instruct the Escrow Agent to pay (i) to Parent the amounts owed to Parent under Sections 2.6(e)(i) and 2.6(e)(ii), if any, and (ii) the balance of the Working Capital Holdback to the Exchange Agent after payment of any amounts owed to Parent under Sections 2.6(e)(i) and 2.6(e)(ii), if any, to be paid by the Exchange Agent in accordance with Section 2.8(c).

Section 2.7 Rights as Stockholders; Stock Transfers.

At the Effective Time, the Company Common Stock shall no longer be outstanding and shall automatically be canceled and cease to exist and holders of Company Common Stock shall cease to be, and shall have no rights as, stockholders of the Company, other than (a) to receive any dividend or other distribution with respect to such Company Common Stock with a record date occurring prior to the Effective Time, (b) the consideration provided under this Article II and (c) the appraisal rights in the case of Dissenting Shares. After the Effective Time, there shall be no transfers on the stock transfer books of the Company or the Surviving Corporation of any Company Common Stock.

Section 2.8    Exchange Procedures; Deposit of Merger Consideration.

(a) Exchange Fund. At or prior to the Effective Time, Parent shall appoint a financial institution mutually agreed to by Parent and the Stockholder Representative to act as exchange agent for the Merger (in such capacity, the “Exchange Agent”) and shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the Company Stockholders the Aggregate Merger Consideration after giving effect to the adjustment contemplated by Section 2.5 but prior to the adjustment contemplated by Section 2.6, less the amounts withheld pursuant to Sections 2.2(a), (c) and (d) (such cash being hereinafter referred to as the “Exchange Fund”) to be paid pursuant to this Article II in exchange for Company Common Stock and Warrants issued and outstanding prior to the Effective Time.

(b) No Interest. No interest will be paid or accrued on any of the Aggregate Merger Consideration that any holder of Company Common Stock or Warrants shall be entitled to receive pursuant to this Article II.

(c) Exchange Procedures. As soon as practicable after the date of this Agreement, the Company shall mail or make available to each holder of record of a certificate or certificates representing issued and outstanding Company Common Stock or a Warrant (i) a notice advising such holder of the Merger and the procedure for surrendering to the Exchange Agent such certificate or certificates or Warrants in exchange for the consideration set forth in Section 2.1(c) and Section 2.3 deliverable in respect thereof pursuant to this Agreement and which notice shall specify that delivery shall be effected and risk of loss and title to the certificates and Warrants theretofore representing Company Common Stock and Warrants shall pass only upon proper delivery of such certificates and Warrants to the Exchange Agent, and (ii) a letter of transmittal in the form attached hereto as Exhibit E (a “Letter of Transmittal”) by which such holder will represent and agree, among other things, as to such holder’s ownership of the Company Common Stock and/or Warrants (as applicable) free of liens, mortgages, security interests, pledges, charges, other rights of third parties or other encumbrances (collectively, “Liens”) other than with respect to the Company Stockholder Agreement. Upon the surrender of each Company Certificate and/or Warrant (as applicable) and a properly completed and duly executed Letter of Transmittal by a Company Stockholder, the Exchange Agent shall pay to such Company Stockholder an amount equal to the Per Share Merger Consideration available on the Closing Date multiplied by the sum of (x) the number of shares of Company Common Stock duly surrendered by such Company Stockholder, plus (y) the number of Warrant Shares with respect to any Warrants duly surrendered by such Company Stockholder. In the event such payment is made by the Exchange Agent with respect to a Company Stockholder at a time before the Closing Working Capital has been finally determined and appropriate payments have been made under Section 2.6 and a payment is thereafter made by Parent to the Exchange Agent pursuant to Section 2.6, the Exchange Agent shall distribute to such Company Stockholder his or its Pro-Rata Share of any such payment. In the event such payment is made by the Exchange Agent with respect to a Company Stockholder at a time after the Closing Working Capital has been finally determined and appropriate payments have been made under Section 2.6, (A) the amount of the payment required under this Section 2.8(c) with respect to such Company Stockholder shall include such Company Stockholder’s Pro-Rata Share of the payment made by Parent under Section 2.6(d)(i), or (B) if the Shortfall Amount exceeds the sum of the Working Capital Holdback and the amount of cash in the Escrow Fund, the amount of the payment required under this Section 2.8(c) with respect to such Company Stockholder shall be decreased by such Company Stockholder’s Pro-Rata Share of the payment(s) made to Parent under Section 2.6(e)(iii), if any.

(d) Unregistered Transferees. If any Per Share Merger Consideration is to be issued or paid to a Person other than the Person in whose name the surrendered Company Certificate or Warrant, as applicable, is registered, then the Per Share Merger Consideration may be issued or paid to such a transferee so long as (i) the surrendered Company Certificate or Warrant, as applicable, is accompanied by all documents required to evidence and effect that transfer, and (ii) the Person requesting such exchange (A) pays any applicable transfer Taxes or (B) establishes to the satisfaction of Parent and the Exchange Agent that any such Taxes have already been paid or are not applicable.

(e) Unclaimed Merger Consideration. Promptly following the date that is two (2) years after the Effective Time, the Exchange Agent shall deliver to the Surviving Corporation all cash, certificates and other documents in its possession relating to the transactions described in this Agreement; and any holders of Company Common Stock or Warrants who have not theretofore complied with this Article II may look thereafter only to the Surviving Corporation for the Aggregate Merger Consideration to which they are entitled pursuant to this Article II, in each case, without any interest thereon. Any such portion of the Exchange Fund remaining unclaimed by holders of Company Common Stock or Warrants immediately prior to the time that such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, neither the Exchange Agent nor any Party shall be liable to any former holder of Company Common Stock or Warrant for any cash to be paid as part of the Aggregate Merger Consideration which has been delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

No Recourse Against Parent. Each Company Stockholder shall not have the right to bring any claim against Parent or the Surviving Corporation for any amounts owed to such Company Stockholder to the extent of the amount paid by Parent to the Stockholder Representative or the Exchange Agent (for the benefit of such Company Stockholder) hereunder.

(h) Lost Certificates. If any Company Certificate or Warrant has been lost, stolen or destroyed, Parent may at its option require the making of an affidavit in form and substance reasonably acceptable to Parent of that fact by the Person claiming such Company Certificate or Warrant to be lost, stolen or destroyed and the posting by such Person of a bond in such reasonable form and such amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Company Certificate or Warrant, as a condition of any payments under this Agreement to such Person with respect to such Company Certificates or Warrants.

(i) Withholding. Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Warrants such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) and the rules and regulations promulgated thereunder, or any applicable Law. To the extent that amounts are so withheld by Parent, such withheld amounts may be treated for all purposes of this Agreement as having been paid to the holders of Company Common Stock in respect of which such deduction and withholding were made by Parent or the Exchange Agent. Parent or the Exchange Agent, to the extent the Person withholding sums pursuant to this Section 2.8(i), shall (or shall cause the Surviving Corporation to in the case of Parent) timely pay such withheld amounts to the applicable Government Authority.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COMPANY

The Company represents and warrants to Parent and Newco as of the date hereof as follows, except as set forth in the letter delivered by the Company to Parent on the date hereof, which contains certain exceptions to the representations and warranties of the Company in this Agreement (the “Disclosure Letter”):

Section 3.1    Organization and Qualification.

The Company is a corporation duly organized and validly existing under the Laws of the State of Indiana and has the corporate power and authority to own all of its properties and assets and to carry on its business as it is now being conducted. The copies of the Company’s Articles of Incorporation and Bylaws, as amended to date, which have been made available to Parent, are complete and correct, and, as so amended, are in full force and effect. The Company is duly qualified and is in good standing (where such concept is meaningful) to do business in all jurisdictions in which it is required to be qualified, except where the failure to be so qualified would not reasonably be expected to result in a Material Adverse Effect. “Material Adverse Effect” means (a) a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the Company, taken as a whole, but excluding any effect (i) resulting from or relating to (x) an outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or (y) the occurrence of any other calamity, natural disaster or crisis or any change in financial, political or economic conditions in the United States or any other country or in the industry or markets in which the Company operates, (ii) resulting from the public announcement of the transactions contemplated by this Agreement, (iii) relating to or resulting from action taken by Parent or any of its Affiliates or Representatives other than pursuant to the Parent Delivered Agreements, (iv) changes in Laws or in debt, financing or securities markets or (v) compliance with this Agreement; or (b) an actual or threatened loss or reduction of listings or sales volume estimated by Parent in its reasonable discretion to be one million dollars ($1,000,000.00) or more in the twelve (12) month period following the date hereof from any customer listed in Section 3.21 of the Disclosure Letter, net of any increases in purchases from such customer reasonably expected in such period.

Section 3.2    Capitalization and Ownership.

(a) The Company.

The authorized capital stock of the Company is 100,000,000 shares of capital stock, no par value, consisting of 95,000,000 voting common shares and 5,000,000 nonvoting common shares, of which 47,900,000 voting common shares and 2,102,500 nonvoting common shares are issued and outstanding as of the date hereof (collectively, the “Shares”). The capitalization of the Company is as set forth on Section 3.2(a) of the Disclosure Letter, as such section may be updated by the Company on or prior to the Closing Date. All of the issued and outstanding Shares are duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of any preemptive rights. The Shares represent all of the issued and outstanding capital stock of the Company on the date of this Agreement. Except as set forth in Section 3.2(a) of the Disclosure Letter, there are no subscriptions, options, convertible securities, calls, rights, warrants or other agreements, claims or commitments of any nature whatsoever obligating the Company to issue, transfer, register with any Governmental Authority, deliver or sell or cause to be issued, transferred, so registered, delivered or sold, additional shares of the Company or other securities of the Company or obligating the Company to grant, extend or enter into any such agreement or commitment. Except as set forth in Section 3.2(a) of the Disclosure Letter, there are no stockholders’ agreements, voting trusts, proxies or other similar agreements with respect to the Shares. Each stockholder of the Company has signed or agreed to be bound by the Buy-Sell Agreement effective as of September 10, 2008 (the “Company Stockholders Agreement”), which is included in Section 3.2(a) of the Disclosure Letter. The Company Stockholders Agreement, including the waiver of dissenters’ rights contained therein, is a valid and binding obligation of the parties thereto enforceable against each in accordance with its terms. The stockholders of the Company as of the date of this Agreement and the numbers and classes of Shares held by each are set forth in Section 3.2(a) of the Disclosure Letter.

(b) Subsidiaries.

The Company has no Subsidiaries and no investments, joint ventures, partnerships or ownership interests in or with any Person. As used in this Agreement, the term “Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which the minimum number of the securities or interests having by the terms thereof voting power to elect at least fifty percent (50%) of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by the Person.

Section 3.3    Authority.

With respect to this Agreement and any other agreements, instruments and documents executed and delivered by the Company pursuant to this Agreement (this Agreement and such other agreements, instruments and documents delivered by the Company are collectively referred to as the “Company Delivered Agreements”): (a) the Company has the corporate power and authority to enter into the Company Delivered Agreements executed and delivered by it and to consummate the transactions contemplated by, and otherwise to comply with and perform its obligations under, them; (b) the execution and delivery by the Company of the Company Delivered Agreements and the consummation by the Company of the transactions contemplated on its part thereby have been duly authorized by the Board of Directors or other applicable governing body of such Party and the stockholders of the Company; (c) no other action on the part of the Company is necessary to authorize the execution and delivery of the Company Delivered Agreements by the Company or the consummation by the Company of the transactions contemplated thereby; and (d) the Company Delivered Agreements will, when executed and delivered, constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws and court decisions relating to or affecting the enforcement of creditors’ rights generally (including statutory or other Laws regarding fraudulent transfers), and is subject to general principles of equity (collectively, the “General Enforceability Exceptions”).

Section 3.4    No Consents Required.

Except as set forth in Section 3.4 of the Disclosure Letter, no consent, authorization, clearance, order or approval, or filing or registration (collectively, “Authorizations”) of or with any executive, judicial or other public authority, agency, department, bureau, division, unit or court or other public Person (collectively, a “Governmental Authority”) or any other Authorization of or with any other Person, is required in connection with the execution and delivery of the Company Delivered Agreements and the consummation by the Company of the transactions contemplated by, or other compliance with or performance under, the Company Delivered Agreements.

Section 3.5    Absence of Violations or Conflicts.

Except as set forth in Section 3.5 of the Disclosure Letter, the execution and delivery of the Company Delivered Agreements and the consummation by the Company of the transactions contemplated by, or other compliance with or performance under, them do not and will not with the passing of time or giving of notice or both: (a) constitute a violation of, be in conflict with, constitute a default or require any payment under, permit a termination of, or result in the creation or imposition of any Liens upon any assets of the Company under (i) any Company Contract (including rights of refusal or similar rights or other transfer restrictions), (ii) any order, writ, judgment, injunction, decree, stipulation, determination, agreement, arrangement or award entered by or with any Governmental Authority (a “Governmental Order”), (iii) any applicable Laws or (iv) the Articles of Incorporation or Bylaws, the Company Stockholders Agreement or other governing documents of the Company; or (b) create, or cause the acceleration of the maturity of, any debt, obligation or Liability of the Company. This Agreement, the Merger and the other transactions contemplated hereby are not subject to the requirements of any “moratorium”, “control share”, “fair price” or other antitakeover laws and regulations of the State of Indiana, including Chapters 42 and 43 of the Indiana Business Corporation Law.

Section 3.6    Financial Statements.

Section 3.6 of the Disclosure Letter contains true and complete copies of (i) the audited balance sheets of the Company as of December 31, 2008, December 31, 2009 and December 31, 2010 and the related statements of operations, stockholders’ equity and cash flows for the years then ended, including the notes thereto, together with the unqualified audit report thereon of the Company’s independent certified public accountants, and (ii) a true and complete copy of the unaudited balance sheet and related statement of operations of the Company for the period ending October 31, 2011 (“Interim Financial Statements” and together with the financial statements contemplated by clause (i) and any other financial statements required to be delivered pursuant to Section 5.6, collectively, the “Company Financial Statements”). The Company Financial Statements have been prepared from, and are in accordance with, the books and records of the

Company and present fairly, in all material respects, the financial position and results of operations and cash flows of the Company as of the dates and for the periods indicated in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered by such statements, except as otherwise stated in the Company Financial Statements or disclosed in Section 3.6 of the Disclosure Letter, and include all adjustments (consisting only of normal recurring accruals) that are necessary for the fair presentation of the financial position of the Company and the results of operations and cash flows, except as otherwise stated in the Company Financial Statements and except for the lack of footnotes, normal year-end adjustments and other customary presentation items with respect to the Interim Financial Statements.

Section 3.7    Absence of Certain Changes or Events.

Except as set forth in Section 3.7 of the Disclosure Letter, since October 31, 2011, there has not been: (a) any change, development, event or condition that has resulted in, or could be reasonably expected to result in, a Material Adverse Effect; (b) any material damage, destruction, loss or casualty to property or assets of the Company, whether or not covered by insurance; (c) any strike, work stoppage or slowdown or other labor trouble involving the Company; (d) any declaration, setting aside or payment of any dividend or distribution (whether in cash, capital shares or property) with respect to the capital stock of the Company; (e) any redemption or other acquisition by the Company of any of the shares of the capital stock of the Company; (f) any split, combination, reclassification or other similar change in the outstanding shares of the capital stock of the Company; (g) any transaction entered into by the Company other than in the ordinary course of business; (h) any action or transaction taken or entered into by the Company which if taken or entered into on or after the date hereof would be a violation of Section 5.1, and (i) any agreement by the Company to do any of the foregoing.

Section 3.8    No Claims Against the Company.

No stockholder or former stockholder of the Company has any claim against the Company, except for rights under the agreements set forth in Section 3.2(a) of the Disclosure Letter, except as disclosed in Section 3.8 of the Disclosure Letter and except as otherwise specifically provided in this Agreement.

Section 3.9    Absence of Undisclosed Liabilities.

For purposes of this Agreement, the term “Liabilities” shall include any debts, liabilities or obligations of any kind whatsoever, whether accrued, absolute, contingent, changing, known, unknown, determinable, indeterminable, liquidated, unliquidated or otherwise and whether due or to become due in the future. Except as set forth in the Company Financial Statements or disclosed in Section 3.9 of the Disclosure Letter, the Company (a) did not have, as of October 31, 2011, any Liabilities, and (b) has not incurred since October 31, 2011, any Liabilities other than Liabilities incurred in the ordinary and usual course of business after October 31, 2011, which in the aggregate are not material. The Company has engaged in no securitization transactions or “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K of the SEC).

Section 3.10    Legal Proceedings.

Except as described in Section 3.10 of the Disclosure Letter, (i) there is no claim, action, suit or proceeding (each, a “Claim”) pending or, to the Knowledge of the Company, threatened against the Company or any of its properties or assets (or any of its officers or directors in connection with the business of the Company) before any arbitrator or Governmental Authority, nor has the Company received notice of any investigation by any Governmental Authority or other individual, sole proprietorship, partnership, joint venture, corporation, estate, trust, unincorporated organization, association, limited liability company, institution or other entity (collectively, a “Person”) against the Company (or any of its officers or directors in connection with the business of the Company) which would have such effect; and (ii) neither the Company (nor any of its officers or directors in connection with the business of the Company) is a party to or bound by any Governmental Order of any Governmental Authority, arbitrator or any other Person against the Company that adversely affects the assets, liabilities, business, financial condition, results of operations or prospects of the Company.

Section 3.11    Environmental Matters.

(a) When used in this Section 3.11:

(i) “Clean-Up” means all actions required under applicable Environmental Law to: (A) contain, clean-up, remove, treat or remediate Hazardous Materials so that they do not migrate or endanger human health or the environment; (B) perform post-remedial monitoring and care; or (C) respond to any request by any Governmental Authority for information or documents in any way relating to containment, clean-up, removal, treatment or remediation or potential containment, clean-up, removal, treatment or remediation of Hazardous Material.

(ii) “Environmental Claim” means any claim, action, cause of action, investigation or written notice by any Person against the Company alleging potential Liability (including potential Liability for investigatory costs, Clean-Up costs, Remedial Action, governmental response costs, natural resources damages, property damages, personal injuries or penalties) under any Environmental Law arising out of, based on or resulting from (A) the presence, or Release, of any Hazardous Material on the real property owned or leased by the Company, or (B) circumstances forming the basis of any violation, or alleged violation, by the Company under any Environmental Law or Environmental Permit.

(iii) “Environmental Law” means all applicable Laws relating to pollution or protection of the environment. Without limiting the generality of the foregoing, Environmental Law includes Laws relating to Releases or threatened Releases of Hazardous Material or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, disposal, transport or handling of Hazardous Material and all Laws with regard to record keeping, notification, disclosure and reporting requirements respecting Hazardous Material.

(iv) “Environmental Permit” means each permit, approval, identification number, license, certificate and other authorization which is or may be required under any applicable Environmental Law.

(v) “Hazardous Material” means any substance, chemical, compound, product, solid, gas, liquid, waste, byproduct, pollutant, contaminant or material which is classified or regulated as “hazardous” or “toxic” pursuant to Environmental Law, and includes friable asbestos-containing material, polychlorinated biphenyls and petroleum products.

(vi) “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata), or into or out of any property, including the movement of Hazardous Material through or in the air, soil, surface water, groundwater or property.

(vii) “Remedial Action” means any action or proceeding to (A) cause the removal of any Hazardous Material, (B) correct or prevent an environmental problem resulting from the prior treatment, storage or disposal of Hazardous Material or to recover the cost of either by a Governmental Authority or other Person, or (C) cause the removal of any fill or implement any remediation, restoration or mitigation that may be required in connection with any dredging, filling or disturbance activities in any wetland or wetlands.

(b) Except as set forth in Section 3.11(b) of the Disclosure Letter: (i) the Company is and has been in compliance in all material respects with all applicable Environmental Laws (which compliance includes the possession of all Environmental Permits, and compliance with the terms and conditions thereof) and (ii) the Company has not received any written communication from any Governmental Authority or other Person alleging that the Company is not in such compliance. All Environmental Permits currently held by the Company are identified in Section 3.11(b) of the Disclosure Letter.

(c) Except as set forth in Section 3.11(c) of the Disclosure Letter or in compliance in all material respects with Environmental Laws, the Company has not (i) except for immaterial events, used, treated, stored, disposed of, or caused a Release of any Hazardous Material on, under, at, from or in any way affecting any real property owned or leased by the Company, or (ii) shipped any Hazardous Material generated on any real property owned or leased by the Company to any other place for use, treatment, storage, treatment or disposal.

(d) Except as set forth in Section 3.11(d) of the Disclosure Letter, there is no Environmental Claim pending or, to the Knowledge of the Company, threatened against the Company or any of its assets, properties or business.

(e) Except as set forth in Section 3.11(e) of the Disclosure Letter, to the Knowledge of the Company, no other Person has placed, stored, deposited, discharged, buried, dumped or disposed or caused the Release of Hazardous Material or any other wastes produced by, or resulting from, any business, commercial or industrial activities, operations or processes, on, beneath or adjacent to any real property owned or leased by the Company, the presence of which would give rise to an Environmental Claim or constitute a violation of an Environmental Law.

(f) The Company does not own or operate, nor to Knowledge of the Company, has it formerly owned or operated, any site that, nor has the Company sent wastes to, a site that, pursuant to any Environmental Law, has been placed on the “National Priorities List”, the “CERCLIS” list, or any similar list of sites with suspected or confirmed environmental problems.

(g) The Company has made available to Parent copies of all material environmental or health and safety related assessments, studies, reports, analyses, regulatory inspection reports, correspondence with Governmental Authorities and results of investigations involving the Company that are in the possession, custody or control of the Company.

(h) Without in any way limiting the generality of the foregoing, except as set forth in Section 3.11(h) of the Disclosure Letter, to the Knowledge of the Company, the real property owned or leased by the Company does not contain any underground storage tanks, friable asbestos, polychlorinated biphenyls, underground injection wells, radioactive material, septic tanks or waste disposal areas or sites in which process wastewater or any Hazardous Material has been discharged or disposed of.

Section 3.12    Governmental Authorization and Compliance with Laws.

The Company has been and is in material compliance with all laws, ordinances, regulations, policies, orders and rules of all Governmental Authorities (collectively “Laws”) applicable to the Company or its business, properties or assets. The Company holds and has held all licenses, permits, certificates, franchises, registrations, consents, Authorizations or other rights filed with, granted, issued by, or entered by any Governmental Authority that are required for the conduct of its business as now and then being conducted (collectively, “Company Licenses”). All of the Company Licenses are listed or described in Section 3.12 of the Disclosure Letter. All of the Company Licenses required for the conduct of the business of the Company are valid and in full force and effect, and the terms of the Company Licenses are not subject to any restrictions or conditions that limit or would limit the operations of the business of the Company as presently conducted, other than restrictions or conditions generally applicable to licenses of that type. There are no proceedings pending or, to the Knowledge of the Company, complaints or petitions by others, or threatened proceedings, before any Governmental Authority relating to the Company Licenses. The consummation of the transactions contemplated hereby will not affect the validity of the Company Licenses.

Section 3.13    Intellectual Property.

(a) Except as set forth in Section 3.13(a)(i) of the Disclosure Letter, the Company owns, free and clear of all Liens, or is validly licensed to use, all patents, trademarks, trade names, trade dress, service marks, domain names and copyrights, any applications for and registrations of such patents, trademarks, trade names, trade dress, service marks, domain names and copyrights, and all database rights, net lists, processes, formulae, methods, schematics, technology, invention, trade secrets, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are used to conduct its business as currently conducted or are necessary for the current production, marketing, use, sale or export of products by the Company (the “Company Intellectual Property Rights”). Except as set forth in Section 3.13(a)(ii) of the Disclosure Letter, the Company has received no written notice that it does not have the unrestricted right to produce, use, market, license, sell and export for sale all of the products and services currently produced, used, marketed and licensed by it. Section 3.13(a)(iii) of the Disclosure Letter lists all of the registered, applied-for or otherwise material Company Intellectual Property Rights subject to all written, or, to the Knowledge of Company, implied, licenses or other agreements (other than licenses of generally available “off-the-shelf” computer programs) pursuant to which the Company has been granted a license to use or otherwise granted access to or disclosure of any intellectual property that is owned by other Persons or pursuant to which the Company has granted another Person a license to use or otherwise granted access to or disclosure of any of the Company Intellectual Property Rights. The Company has taken all action reasonably necessary to protect the Company Intellectual Property Rights, including use of reasonable secrecy measures to protect any trade secrets included in the Company Intellectual Property Rights, payment of maintenance or renewal fees where necessary and appropriate for the Company Intellectual Property Rights, and filing of maintenance or renewal declarations or affidavits and accompanying materials where necessary and appropriate for the Company Intellectual Property Rights. Section 3.13(a)(iv) of the Disclosure Letter sets forth a list of all Company Intellectual Property Rights that will transfer to another party upon the happening of one or more specified events.

(b) Except as set forth in Section 3.13(b) of the Disclosure Letter, the execution and delivery of the Company Delivered Agreements and consummation of the transactions contemplated thereby will not result in the breach of, or create on behalf of any Person the right to terminate or modify, any written or, to the Knowledge of Company, implied license, sublicense or other Contract (“Company Third Party Intellectual Property Rights”).

(c) To the Company’s Knowledge, all Company Intellectual Property Rights are valid and subsisting. Section 3.13(c)(i) of the Disclosure Letter sets forth all patents, trademarks, service marks, trade dress, domain names and registered copyrights which are owned or licensed by the Company and all applications and registrations therefor and the jurisdictions in which they are registered and in which applications therefor have been filed. Except as set forth in Section 3.13(c)(ii) of the Disclosure Letter, the Company has not, since September 10, 2008, been a party to any Claim, or received in writing any claim or notice, which involves a claim of infringement, dilution or misappropriation of any patents, trademarks, trade names, service marks, trade dress, domain names, copyrights or violation of any trade secret or other proprietary right of any Person that remains unresolved (nor is there any such Claim that arose prior to such date that remains outstanding and unresolved). The manufacturing, use, marketing, sale or export for sale of the products of the Company do not infringe upon, dilute, misappropriate or otherwise come into conflict with any patent, trademark, trade name, service mark, trade dress, copyright, trade secret or other proprietary right of any Person. Except (i) as set forth in Section 3.13(c)(iii) of the Disclosure Letter, and (ii) with respect to sellers for which the Company in the ordinary course of business utilizes the delisting services of various auction and retail websites (including ebay.com and amazon.com) but only to the extent of the products of such sellers that are subject to such delisting services (and not with respect to any other products sold by any such sellers through other channels that are not subject to such delisting services), no other Person has, within the prior twelve (12) month period, interfered with, misappropriated, infringed upon or diluted, or is currently interfering with, misappropriating, infringing upon or diluting, any Company Intellectual Property Rights. Except as set forth in Section 3.13(c)(iv) of the Disclosure Letter, there are no written agreements, judgments or Governmental Orders which involve indemnification by the Company with respect to infringement or misappropriation of intellectual property.

(d) Except as disclosed in Section 3.13(d) of the Disclosure Letter, each employee, agent, consultant or contractor of the Company who has materially contributed to or participated in the creation or development of any copyrightable, patentable or trade secret material on behalf of the Company either: (i) is a party to a Contract under which the Company is deemed to be the original owner/author of all property rights therein; or (ii) has executed an assignment or an agreement to assign in favor of the Company all right, title and interest in such material.

Section 3.14    Employee Matters.

(a) Schedule of Plans. Section 3.14(a) of the Disclosure Letter lists each of the following that the Company or any ERISA Affiliate maintains, is required to contribute to or otherwise participates in or as to which the Company or any ERISA Affiliate has any present or future Liability or obligation, whether accrued, contingent or otherwise: any pension, profit-sharing, retirement, thrift or stock bonus plan, any “employee welfare benefit plan” (as defined in ERISA) and any other compensation, stock option, restricted stock, fringe or other benefit plan, program, policy, understanding or arrangement of any kind whatsoever, whether formal or informal, not included in the foregoing and providing for benefits for, or the welfare of, any or all of the current or former employees, officers, directors, independent contractors, leased employees, consultants or agents of the Company or any ERISA Affiliate or their beneficiaries or dependents (the “Participants”), including any health, life insurance, retiree medical or life, bonus, employment, consulting, incentive, retention, change-in-control or severance arrangement, and all outstanding stock options or warrants restricted shares, phantom stock awards, stock appreciation rights, performance share unit awards or cash or other similar incentive awards (all of the foregoing in items being referred to as “Employee Plans”). “ERISA Affiliate” means each trade or business (whether or not incorporated) that together with the Company is treated as a single employer pursuant to Code Section 414(b), (c), (m) or (o) or under the comparable provisions of ERISA.

(b) Absence of Certain Types of Plans. Neither the Company nor any ERISA Affiliate has at any time maintained, contributed to or had any Liability (actual, potential, contingent or otherwise) with respect to (i) an “employee pension plan” (as defined in ERISA Section 3(2)) that is subject to Title IV of ERISA or Code Section 412, (ii) a “multiemployer plan” (as defined in ERISA Section 3(37) or 4001(a)(3)), (iii) a “multiple employer plan” (as described in Code Section 413(c)), a “funded welfare plan” (as defined in Code Section 419), or a (iv) “multiple employer welfare arrangement” (as defined in ERISA Section 3(40)). Except to the extent required by Law, neither the Company nor any ERISA Affiliate has any Liability with respect to health or other welfare benefits to be provided upon or following retirement or other termination of employment or separation from service.

(c) Employee Plans Documentation. The Company has delivered to Parent (and Section 3.14(c) of the Disclosure Letter lists each item delivered) copies of the following: (i) each written Employee Plan, as amended (including the original plan, or agreement and each subsequent restatement and all amendments to the foregoing); (ii) the most recent Internal Revenue Service (“IRS”) determination, opinion or advisory letter; (iii) the three (3) most recent annual reports on the IRS Form 5500 series, including all schedules thereto; (iv) each trust or custodial agreement, insurance Contract or other document setting forth any other funding arrangement, if any, with respect to each Employee Plan; (v) each administrative or other similar agreement with respect to the Employee Plans; (vi) the most recent ERISA summary plan description (including any summaries of material modifications) or other summary of plan provisions distributed to participants or beneficiaries for each Employee Plan; (vii) all material correspondence with and each opinion or ruling from any Governmental Authority, including the Department of Labor (“DOL”) and the Pension Benefit Guaranty Corporation (the “PBGC”) concerning any Employee Plan; (viii) written descriptions of all non-written agreements relating to the Employee Plans; and (ix) a current sample of each notice or agreement required to be provided to any party pursuant to Code Section 4980B or ERISA Section 601 et seq. (“COBRA”) and Code Section 9801 or ERISA Section 701 et seq. (“HIPAA”).

(d) Workforce Matters. Section 3.14(d) of the Disclosure Letter lists: (i) each current employee, including any leased employee, and independent contractor, specifying each individual’s title, job description or other capacity as a service provider, annual rate of compensation or rate of commission, bonuses, incentive opportunity and all other compensation payable to the individual for the calendar year 2011; (ii) each current or former employee who is on a paid or unpaid leave of absence (including disability leave) or is otherwise being paid or receiving workers’ compensation benefits from the Company or from a plan or arrangement maintained or contributed to by the Company, and the reason for such employee’s or former employee’s leave of absence or receipt of such benefits; (iii) each Person receiving or entitled to elect to receive COBRA benefits; (iv) all accrued but unpaid vacation and other paid time off as of the date hereof; (v) except for customary increases based on term of service or promotion of non-officer employees, all increases in, or accelerations in the payment of, wages, salaries, benefits or any other compensation (including severance or other termination pay, change-in-control payments and “stay” or other retention bonuses) of the Company’s officers, directors, employees and other service providers since December 31, 2010; and (vi) each outstanding loan to current or former employees and agreements or arrangements for such. Except as provided in Section 3.14(d) of the Disclosure Letter, all employees and other service providers are employed or otherwise engaged to provide services on an at-will basis.

(e) Legal Compliance. The Employee Plans have been maintained and administered, in all material respects, in accordance with their terms and with the applicable provisions of the Code, ERISA (including applicable regulations thereunder) and other applicable Laws. Each of the Company and all ERISA Affiliates have complied, in all material respects, with all of their obligations under each of the Employee Plans and with the applicable provisions of the Code, ERISA and any and all other applicable Laws. Except as set forth in Section 3.14(e) of the Disclosure Letter, each Employee Plan (and any related trust) intended to be qualified pursuant to Code Sections 401(a) and 501: (i) has received a favorable determination letter from the IRS, both as to the original plan and all restatements or material amendments (or is entitled to rely on a favorable opinion or advisory letter issued by the IRS with respect to a master and prototype or volume submitter plan); (ii) has never been subject to any assertion by any Governmental Authority that it is not so qualified; and (iii) no circumstances exist which are reasonably likely to result in revocation of any such favorable determination, opinion or advisory letter. No Employee Plan is subject to an audit by the IRS, DOL or any other Governmental Authority nor is it the subject of any voluntary compliance program, amnesty program, closing agreement or other similar programs, and no completed audit, compliance filing, closing agreement or similar action or agreement has resulted in the imposition of any Tax or other Liability that has not been satisfied.

(f) Accruals; Funding.

(i) Section 3.14(f) of the Disclosure Letter fully and accurately sets forth any funding Liability under each Employee Plan whether insured or otherwise, including any liabilities under any retiree medical arrangement and any insured plan that provides for retroactive premium or other adjustments.

(ii) Contributions. The Company and each ERISA Affiliate have made full payment of all amounts required to be contributed under the terms of each Employee Plan and applicable Law, or required to be paid as expenses under such Employee Plan, including administrative and related expenses, on or before their due dates or within the applicable grace period for payment without default, and no excise taxes may be assessed as a result of any nondeductible or other contributions made or not made to an Employee Plan.

(g) Reporting and Disclosure. Summary plan descriptions and all other returns, reports, registration statements, prospectuses, documents, statements and communications that are required to have been filed, published or disseminated under the Code, ERISA or other Law and the rules and regulations promulgated by the Treasury Department, the DOL or by the SEC or any other Governmental Authority with respect to the Employee Plans have been so filed, published or disseminated.

(h) Claims for Benefits. Other than claims for benefits arising in the ordinary course of the administration and operation of the Employee Plans, no claims, investigations or arbitrations are pending or threatened against any Employee Plan, the Company, any ERISA Affiliate, any trust or arrangement created under or as part of any Employee Plan, any trustee, fiduciary, custodian, administrator or any other Person holding or controlling assets of any Employee Plan, and no basis to anticipate any such claim or claims exists.

(i) Prohibited Transactions; Terminations; Other Reportable Events. Except as set forth in Section 3.14(i) of the Disclosure Letter:

(i) neither the Company, any ERISA Affiliate, any Employee Plan, any trust or arrangement created under any of them, nor any trustee, fiduciary, custodian, administrator or any other Person holding or controlling assets of any of the Employee Plans has engaged in any “prohibited transaction” (as such term is defined in ERISA or the Code) that could subject any of the foregoing Persons, or any Person dealing with them, to any Tax, penalty or other cost or Liability of any kind; and

(ii) no termination, whether partial or complete, has occurred with respect to any Employee Plan.

(j) Creation of Obligations By Reason of the Merger. Except as set forth in Section 3.14(j) of the Disclosure Letter, the execution and delivery of the Company Delivered Agreements and the consummation of the transactions contemplated by the Company Delivered Agreements will not constitute an event under any Employee Plan that will or may result in any payment (whether severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Participant, including any obligation to make a payment that would be nondeductible under Code Section 280G or any other Code provision. There is no Contract or plan to which the Company is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Code Section 4999.

(k) Employee Recharacterization. Neither the Company nor any ERISA Affiliate has or could have any Liability arising from the recharacterization of any Person engaged by the Company or any ERISA Affiliate as an independent contractor, lease employee, consultant or similar service provider as an Employee of the Company or any ERISA Affiliate.

(l) Code Section 409A. Each Employee Plan that is a “nonqualified deferred compensation plan” (as defined under Code Section 409A(d)(1)) has been maintained and operated so that no Tax has been or could reasonably be expected to be incurred under Code Section 409A.

(m) Certain Employment and Labor Laws. With respect to all of its employees (as defined in Section 274a.1(f) of Title 8, Code of Federal Regulations), the Company has complied in all material respects with the Immigration Reform and Control Act of 1986 and all regulations promulgated thereunder (“IRCA”) with respect to the completion, maintenance and other documentary requirements of Forms I-9 (Employment Eligibility Verification Forms) for all current and former employees and the reverification of the employment status of any and all employees whose employment authorization documents indicated a limited period of employment authorization. Section 3.14(m) of the Disclosure Letter contains a true and complete list of all employees of the Company who are not citizens of the United States of America and who are not permanent residents of the United States of America, together with a true and complete list of the visa status and visa expiration dates of each such employee. To the Company’s Knowledge, it has only employed individuals authorized to work in the United States. The Company has not received any written notice of any inspection or investigation relating to its alleged noncompliance with or violation of IRCA, nor has it been warned, fined or otherwise penalized by reason of any failure to comply with IRCA.

(n) With respect to each Employee Plan established or maintained outside of the U.S. (a “Foreign Employee Plan”), in addition to the foregoing representations, each of the following is true and correct: (i) the fair market value of the assets of each funded Foreign Employee Plan, the liability of each insurer for any Foreign Employee Plan funded through insurance or the book reserve established for any Foreign Employee Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Employee Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations and (ii) each Foreign Employee Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 3.15    Tax Matters.

Except as disclosed in Section 3.15 of the Disclosure Letter:

(a) The Company has duly and timely filed (and until the Closing Date will so file) all returns, declarations, reports, information returns and statements (“Returns”) required to be filed by it in respect of any United States federal, state or local, or foreign Taxes and has duly and timely paid (and until the Closing Date will so pay) all Taxes due and payable, other than Taxes which are being contested in good faith (and disclosed by the Company to Parent in writing). As used herein, “Tax” or “Taxes” means and includes any and all taxes, fees, levies, assessments, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including: foreign, domestic, central, local, state or other jurisdictional taxes or other charges on or with respect to income, estimated income, franchises, business, occupation, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs duties, tariffs, and similar charges. The Company has established (and until the Closing Date will establish) on its books and records reserves that are adequate for the payment of all Taxes not yet due and payable, but are incurred in respect of the Company through such date. The Company has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes from employees and other Persons. The Company is registered for the purposes of sales tax, use tax, transfer taxes, value added taxes or any similar Tax in all jurisdictions where it is required by Law to be so registered, and without limiting the first sentence of Section 3.15(a), it has complied in all material respects with all Laws relating to such Taxes.

(b) None of the Returns of the Company have been examined by the IRS or any other United States federal, state or local or any foreign Governmental Authority within the past three (3) years. There are no audits or other Governmental Authority proceedings presently pending nor, to the Knowledge of the Company, any other disputes pending with respect to, or claims asserted for, Taxes upon the Company, nor has the Company given any currently outstanding waivers or comparable consents regarding the application of any statute of limitations with respect to any Taxes or Returns. There are no Liens for Taxes upon the assets of the Company, except Liens for Taxes not yet due. The Company has complied (and until the Closing Date will comply) in all material respects with all applicable Laws relating to the payment and withholding of Taxes.

(c) The Company (i) has not requested any extension of time within which to file any Return which has not since been filed or for the assessment of Taxes which have not since been paid; (ii) has not made any agreement extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, Taxes for any taxable period, and has not made any request for any such extension or waiver; (iii) is not required to include in income any adjustment by reason of a voluntary change in accounting method initiated by the Company (nor to the Knowledge of the Company, has any Governmental Authority proposed any such adjustment or change of accounting method); (iv) has not filed a consent with any Governmental Authority pursuant to which the Company has agreed to recognize gain in any manner relating to or as a result of this Agreement or the transactions contemplated hereby; and (v) has not entered into any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Law, and is not subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Authority.

(d) There is no Contract or plan covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Parent and its affiliated group (including the Surviving Corporation) by reason of Section 280G of the Code or give rise to any Tax under Section 4999 of the Code.

(e) The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date hereof or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(f) The Company has not been a member of an affiliated, consolidated, combined or unitary group (other than a group of which the Company is the common parent), or has any Liability for Taxes of any Person (other than the Company) under Treasury Regulation Section 1.1502-6 or any analogous or similar provision of law, as a transferee or successor, by contract or otherwise.

(g) The Company has not participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(h) The Company is not a party to any tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after the Closing.

Section 3.16    Title to Properties; Adequacy.

(a) Section 3.16(a) of the Disclosure Letter lists all of the leases (the “Leases”) for real property to which the Company is a party. Each Lease is in full force and effect. The Company has made available to Parent true and complete copies of all of the Leases. The Company does not own and has never owned any real property.

(b) The Company has good and marketable title to or valid leasehold or licensed interests in all properties and assets (real, personal or mixed) reflected in the Company Financial Statements (or acquired after the date of the Company Financial Statements by the Company), or not reflected on the Company Financial Statements but used by the Company (collectively, the “Properties”), free and clear of any title defects or Liens, except: (i) Liens securing debt reflected as liabilities on the latest balance sheet included in the

Company Financial Statements; (ii) Liens for current Taxes and assessments not in default; (iii) mechanics’, carriers’, workers’, repair persons’, statutory or common law Liens either not delinquent or being contested in good faith; and (iv) Liens, covenants, rights-of-way, building or use restrictions, easements, exceptions, variances, reservations and other matters or limitations of any kind, if any, which do not have an adverse effect on the Company’s use of such Properties affected for the purposes currently used or materially diminish the value of such Properties.

(c) No Person other than the Company is currently entitled to possession of any of the Properties, whether owned or leased by the Company. To the Knowledge of the Company, the buildings, structures and improvements leased by the Company conform in all material respects to all applicable Laws, including zoning regulations. Except as set forth in Section 3.16(c) of the Disclosure Letter, (i) each of the Properties is sufficient for the operations for which it is being used by the Company, (ii) each of the Properties is in good repair and operating condition as of the date hereof, normal wear and tear excepted, and (iii) the Properties constitute all of the properties that the Company reasonably needs in connection with the operation of its business as presently conducted. The Company does not have any commitment or plan to make any capital expenditures in excess of $100,000 in the aggregate that has not been set forth in Section 3.16(c) of the Disclosure Letter.

Section 3.17    Contracts.

Section 3.17 of the Disclosure Letter sets forth an accurate and complete list of each written or oral agreement, contract, obligation, promise, commitment, understanding or undertaking (including any and all amendments thereto) to which the Company is a party or by which the Company is bound (“Contracts”) which (a) relates to Indebtedness or the guaranty of any Indebtedness; (b) involves revenues or expenditures in excess of $50,000.00 (excluding sale orders and purchase orders entered into in the ordinary course of business consistent with past practice); (c) is a collective bargaining agreement; (d) obligates the Company not to compete with any business or in any territory or which otherwise restrains or prevents the Company from carrying on any lawful business; (e) relates to employment, compensation, severance, consulting or indemnification between the Company and any of their present or former officers, directors, employees or consultants who are entitled to compensation thereunder; (f) relates to a Company Third Party Intellectual Property Right; (g) involves the grant by or to the Company of exclusive rights; (h) requires the Company to purchase all or substantially all of its requirements for a product or service from a particular Person, requires the Company to sell all of any type of product or service to a particular Person, or otherwise contains any exclusivity obligations; (i) provides rights to the Company under or to warranties, indemnification and guarantees for its benefit, express and implied (excluding sale orders entered into in the ordinary course of business consistent with past practice); (j) grants most favored nation pricing or terms or otherwise restricts the Company’s ability to raise its prices; or (k) is otherwise material to the assets, business, operations or financial condition of the Company taken as a whole (collectively, together with any Contracts not required to be listed in Section 3.17 of the Disclosure Letter, the “Company Contracts”). Each of the Company Contracts is enforceable by the Company in accordance with its terms subject to the General Enforceability Exceptions. The Company has not received or given any notice of termination with respect to any of the Company Contracts. Except as set forth in Section 3.17 of the Disclosure Letter, (i) the Company is not in breach or default under (and no event has occurred which with notice or the passage of time or both could reasonably be expected to constitute a breach or default under) any Company Contract, in any material respect, nor, to the Knowledge of the Company, is any other party to any of the Company Contracts in default thereunder (and to the Knowledge of the Company, no event has occurred which with notice or the passage of time or both could reasonably be expected to constitute a breach or default thereunder) and (ii) the Company Contracts are not subject to and are not reasonably expected to be subject to pending or threatened cancellation, termination or any other material modification by the other party thereto or subject to any penalty, right of set-off or other charge by the other party thereto for late performance or delivery. The Company has made available to Parent true and complete copies of all of the Company Contracts.

Section 3.18    Inventory.

Except as set forth in Section 3.18 of the Disclosure Letter, the inventories as reflected in the Company Financial Statements and in the books and records of the Company: (a) are determined and valued in accordance with GAAP applied on a consistent basis; and (b) consist of items that are salable or usable in the ordinary course of business, are currently being sold (or reasonably expected to be sold during the twelve (12) months following the Closing), are not excessive in the Company’s current circumstances, and without limiting the foregoing, are not in excess of amounts sold during the 12-month period preceding the Closing Date (determined on an item-by item basis), in each case except for excess, obsolete and slow moving items and items of below-standard quality, all of which have been written off or written down to net realizable value. The reserves in the Company Financial Statements, with respect to product returns, were calculated in accordance with GAAP.

Section 3.19 Accounts Receivable.

The Company’s accounts receivable reflected in its books and records: (a) are valid and existing and arose in the ordinary course of business (subject to the General Enforceability Exceptions and to the bad debt reserves shown in the Company Financial Statements or books and records of the Company as of the Closing Date); (b) represent monies due for goods sold and delivered or services rendered in the ordinary course of business; and (c) are subject to no refunds or other adjustments (except discounts for prompt payment given in the ordinary course of business and rebate programs that are described in Section 3.19 of the Disclosure Letter) or to any defenses, rights of set-off, assignments, restrictions, security interests, encumbrances or conditions enforceable by third parties on or affecting any of them. The bad debt reserves in the Company Financial Statements are calculated in accordance with GAAP and consistent with past practice. Except as described in Section 3.19 of the Disclosure Letter, none of the accounts receivable of the Company is subject to any setoffs or counterclaims or represents obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement.

Section 3.20    Defective Products; Product Liability; Product Recalls.

(a) Products, Services and Warranties. Except as set forth in Section 3.20(a) of the Disclosure Letter: (i) the Company has maintained accurate, in all material respects, sales records, order backlog and other information with respect to all products and services; and (ii) each of the Company’s products and services comply, in all material respects, with applicable Law. Section 3.20(a) of the Disclosure Letter lists each warranty, guaranty or claim made by the Company as to its products or services (other than those implied by applicable Law). Since

September 10, 2008, no product manufactured, sold, leased, licensed or delivered by the Company has been subject to any product warranty that is different in any material respect from the product warranties which are set forth in Section 3.20(a) of the Disclosure Letter. The Company has no reason to believe that warranty expense as a percentage of sales will increase materially in the future.

(b) Complaints; Returns. Except as set forth in Section 3.20(b) of the Disclosure Letter, since September 10, 2008, the Company has not (i) received any written or oral complaint from any customer concerning the Company’s products, (ii) had any products returned by any customer, except in the case of both clauses (i) and (ii), involving amounts less than $10,000.00 from any one customer during such period, or (iii) received any written or oral complaints from any end-consumer of the Company’s products concerning such products that constitutes an actual or potential Liability involving death, bodily injury or damage to property.

(c) Compliance with Laws; Correspondence. Except as set forth in Section 3.20(c) of the Disclosure Letter, the Company has complied in all material respects with all applicable Laws with respect to its products and services, including those of the United States Food and Drug Administration, the Consumer Product Safety Commission and the United States Environmental Protection Agency. Section 3.20(c) of the Disclosure Letter sets forth all correspondence since January 1, 2010 to or from any Governmental Authorities with respect to the products and services of the Company (other than correspondence solely with respect to the importing and exporting of products).

(d) Quality; Recalls; Product Liability. Except (i) as disclosed in Section 3.20(d) of the Disclosure Letter and (ii) for products involving amounts less than $10,000.00 in revenue to the Company from any one customer, all of the Company’s products have been merchantable, free from defects in material and workmanship, and suitable for the purpose for which they were sold. The Company’s products have not been subject to any product recall (including any safety related recall) or service bulletin and, to the Knowledge of the Company, there is no fact or facts existing which may reasonably be expected to result in any such recall or service bulletin. Except as disclosed in Section 3.20(d) of the Disclosure Letter, there is no legal action, Claim, arbitration, or other legal or, to the Knowledge of the Company, administrative proceeding or investigation before any Governmental Authority pending or, to the Knowledge of the Company, threatened, involving any product liability, product recall or otherwise involving any product of the Company. To the Knowledge of the Company, except as disclosed in Section 3.20(d) of the Disclosure Letter, there is no fact existing which could be reasonably expected to result in, nor is there any basis for, any such action, Claim, arbitration, or other proceeding or investigation.

(e) Product Liability Insurance; Reserves. The Company has insurance against loss or damage arising out of product liability, true and complete copies of which have been made available to Parent. All incidents of damage claims paid by the Company and the loss runs of its product liability insurance carriers in the two (2) year period preceding the date of this Agreement are described and/or provided in Section 3.20(e) of the Disclosure Letter. The Company Financial Statements include a reserve (or otherwise reflect an appropriate accrual), determined in accordance with GAAP, for all Liability resulting from any product recall that has been initiated or breach of warranty claims that have been asserted, or that are reasonably likely to be initiated or asserted, in connection with products manufactured and sold by the Company, including the matters set forth in Section 3.20(e) of the Disclosure Letter.

Section 3.21    Major Customers.

Section 3.21 of the Disclosure Letter sets forth for the Company: (a) the name of each customer of the Company which was among the fifteen (15) customers which generated the greatest amount of revenue during the year ended December 31, 2010, (b) the name of each customer which was among the fifteen (15) customers which generated the greatest amount of revenue during the nine (9) months ended September 30, 2011, and (c) the name of each customer listed pursuant to (a) or (b) above as to which the Company has received a termination notice or as to which the Company has a reasonable basis to believe that such customer will terminate its relationship with the Company or materially reduce its future purchases from the Company, in either case on or before December 31, 2011.

Section 3.22    Major Suppliers.

Section 3.22 of the Disclosure Letter sets forth for the Company: (a) the name of each supplier of the Company which was among the ten (10) suppliers which generated the greatest amount of expense during the year ended December 31, 2010 and of any other supplier which during the year ended December 31, 2010 generated expense of $100,000.00 or more, (b) the name of each supplier which was among the ten (10) suppliers which generated the greatest amount of expense during the nine (9) months ended September 30, 2011 and of any other supplier which during the nine (9) months ended September 30, 2011 generated expense of $100,000.00 or more, and (c) the name of each supplier listed pursuant to (a) and (b) above and as to which the Company has received a termination notice or as to which the Company has a reasonable basis to believe that such supplier will terminate its relationship with the Company or materially reduce its future sales to the Company on or before December 31, 2011.

Section 3.23    Labor Relations.

Except as set forth in Section 3.23 of the Disclosure Letter, the Company is and has been in compliance, in all material respects, with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, and is not engaged in any unfair labor or unlawful employment practice. There is no unlawful employment practice or discrimination charge pending involving the Company before any Governmental Authority, nor is there any pending or, to the Knowledge of the Company, threatened unfair labor practice charge or complaint against the Company before any Governmental Authority. There is no labor strike, dispute, slowdown or stoppage actually pending or, to the Knowledge of the Company, threatened against or involving or affecting the Company. No grievance or arbitration proceeding is pending and no written claim therefor exists involving the Company. Except as disclosed in Section 3.23 of the Disclosure Letter, there is no collective bargaining agreement that is binding on the Company. Except as disclosed in Section 3.23 of the Disclosure Letter, the Company is not a party to or bound by any agreement, arrangement or understanding with any employee or consultant that cannot be terminated on notice of ninety (90) or fewer days or that entitles any employee or consultant to receive any salary continuation or severance payment or retain any specified position with the Company.

Section 3.24    Insider Interests.

Except as set forth in Section 3.24 of the Disclosure Letter, no Affiliate, officer, director, stockholder, member or manager of the Company (a) has any agreement with the Company or any interest in any property, real or personal, tangible or intangible, except for the normal rights as an officer, director, stockholder, member or manager or (b) has any claim or cause of action against the Company, except for accrued compensation and benefits, expenses and similar obligations incurred in the ordinary course of business with respect to employees of the Company. The Company has not, since January 1, 2006, extended or modified credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company. Section 3.24 of the Disclosure Letter identifies any such loan or extension of credit.

Section 3.25    Insurance.

The Company maintains the amount and scope of all insurance policies or Contracts providing coverage as summarized in Section 3.25 of the Disclosure Letter. All such policies or Contracts of insurance are of a scope and in an amount usual and customary for businesses engaged in the Company’s business, are sufficient for compliance with all Laws and Company Contracts, and have been issued by insurers, which, to the Knowledge of the Company, are financially sound. All insurance policies pursuant to which any such insurance is provided are in full force and effect and no effective notice of cancellation or termination of any such insurance policies has been given to the Company by the carrier of any such policy. There have been no reservation of rights by any insurance carrier, and to the Knowledge of the Company, no such reservation is threatened, concerning the coverage of the Company. All premiums required to be paid in connection therewith have been paid in full.

Section 3.26    Corporate Records.

The corporate record books (including the minute books, share transfer records and share register) of the Company are complete, accurate and up to date, in all material respects, with all necessary signatures and set forth all meetings and actions taken by the stockholders and directors (or members and managers, as applicable) of the Company and all transactions involving shares or other equity units of the Company (and contain all canceled certificates).

Section 3.27    Bank Accounts.

Section 3.27 of the Disclosure Letter lists all bank, money market, savings and similar accounts and safe deposit boxes of the Company, specifying the account numbers, the authorized signatories or persons having access to them, and the Company will separately furnish to Parent the passwords used to access such accounts, including through voice response and internet services.

Section 3.28    Derivatives.

The Company is not a party to any exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial Contracts or any other similar arrangements whether entered into for the Company’s account or its customers.

Section 3.29    Accounting Controls.

The Company has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances, in the judgment of the Board of Directors of the Company, that: (i) all material transactions are executed in accordance with management’s general or specific authorization; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied or any other criteria applicable to such statements; (iii) access to the material property and assets of the Company is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences. Section 3.29 of the Disclosure Letter lists, and the Company has made available to Parent copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures.

Section 3.30    Combinations Involving the Company.

All mergers, assets purchases and other business combinations and transactions by which the Company acquired or disposed of a material portion of its businesses and properties (collectively, the “Prior Transactions”) were conducted in compliance with applicable charter documents, bylaws, any other applicable agreements, instruments and documents and applicable Laws. None of the parties to any of the Prior Transactions have made any claims against any other party or parties thereto for any breach thereunder. Section 3.30 of the Disclosure Letter describes any Prior Transactions and the principal agreements related thereto.

Section 3.31    Brokers, Finders and Investment Bankers.

Neither the Company nor any of its officers, directors or employees has employed any broker, finder or investment banker or incurred any Liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ or similar fees in connection with the transactions contemplated by this Agreement.

Section 3.32    Accuracy of Disclosure Letter, Certificates and Documents; Disclaimer.

(a) All information concerning the Company and the Company Stockholders contained in this Agreement, in any certificate furnished to Parent by the Company pursuant hereto and in the Disclosure Letter is both complete (in that, except as otherwise stated therein, it represents all the information called for and does not omit to state any material fact necessary to make the statements contained therein not misleading) and accurate; and all documents furnished to Parent pursuant to this Agreement by or on behalf of the Company as being documents described in this Agreement or in the Disclosure Letter are true and correct copies of the documents which they purport to represent.

(b) EXCEPT AS SPECIFICALLY SET FORTH IN THIS ARTICLE III, THE COMPANY MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF ANY OF ITS ASSETS, LIABILITIES,

BUSINESS, AFFAIRS OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND NEWCO

Parent and Newco, jointly and severally, represent and warrant to the Company as of the date hereof as follows:

Section 4.1    Organization and Qualification.

Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own all of its properties and assets and to carry on its business as it is now being conducted. Newco is a corporation duly organized and validly existing under the laws of the State of Indiana and has the corporate power and authority to own all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Newco is duly qualified to do business and is in good standing in all jurisdictions in which it is required to be qualified and in which the failure to be so qualified would materially and adversely affect the financial condition, business or results of operations of Parent or Newco.

Section 4.2    Authority.

Each of Parent and Newco has the corporate power and authority to execute and deliver this Agreement and any other agreements, instruments and documents executed and delivered by Parent and Newco pursuant to this Agreement (this Agreement and such other agreements, instruments and documents are collectively referred to as the “Parent Delivered Agreements”) and to consummate the transactions contemplated by, and otherwise to comply with and perform its obligations under, them. The execution and delivery by Parent and Newco of the Parent Delivered Agreements and the consummation by Parent and Newco of the transactions contemplated on its part thereby have been duly authorized by each of their Boards of Directors. No other corporate action on the part of Parent and Newco is necessary to authorize the execution and delivery of the Parent Delivered Agreements by Parent and Newco or the consummation by Parent and Newco, of the transactions contemplated thereby. The Parent Delivered Agreements will, when executed and delivered by Parent and Newco, constitute valid and binding obligations of Parent and Newco enforceable against Parent and Newco, in accordance with their terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws and court decisions relating to or affecting the enforcement of creditors’ rights generally (including statutory or other Laws regarding fraudulent transfers), and is subject to general principles of equity.

Section 4.3 No    Consents Required.

Except as disclosed in Section 4.3 of the Disclosure Letter delivered by Parent to the Company on the date hereof (the “Parent Disclosure Letter”), no Authorization of or with any Governmental Authority is required in connection with the execution and delivery of the Parent Delivered Agreements by Parent or the consummation by Parent and Newco of the transactions contemplated by, or other compliance with or performance under, the Parent Delivered Agreements.

Section 4.4    Absence of Violations or Conflicts.

The execution and delivery of the Parent Delivered Agreements by Parent and Newco do not and the consummation by Parent and Newco of the transactions contemplated by, or other compliance with or performance under, them do not and will not with the passage of time or the giving of notice or both (a) constitute a violation of, be in conflict with any provision of the Articles or Certificate of Incorporation or Bylaws of Parent or Newco, (b) violate or conflict with, or result (with the giving of notice or the lapse of time or both) in a violation of or constitute a default under, any Governmental Order to which Parent or Newco is a party or by which either Parent or Newco or either of their assets or properties is bound or (c) violate any applicable Laws.

Section 4.5    Financial Capability.

Parent will have sufficient funds to consummate the Merger and the other transactions contemplated by this Agreement on the terms and conditions contemplated by this Agreement.

Section 4.6     Investment.

Parent is acquiring the stock of the Company as a result of the Merger for its own account, for investment only, and not with a view to any resale or public distribution thereof. Parent acknowledges that the stock of the Company and the stock of the Surviving Corporation has not been registered under the Securities Act or any applicable state securities laws and cannot be resold unless it is so registered or unless an exception from registration is available, and it must bear the economic risk of its investment in such securities for an indefinite period of time. Parent is an “accredited investor” within the meaning of Regulation D under the Securities Act.

Section 4.7    Brokers, Finders and Investment Bankers.

Except for J. H. Chapman Group, neither Parent, Newco nor any of their officers, directors or employees has employed any broker, finder or investment banker or incurred any Liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ or similar fees in connection with the transactions contemplated by this Agreement.

Section 4.8    Accuracy of Parent Disclosure Letter, Certificates and Documents; Disclaimer.

(a) All information concerning Parent and Newco contained in this Agreement, in any certificate furnished to the Company by Parent or Newco pursuant hereto and in the Parent Disclosure Letter is both complete (in that, except as otherwise stated therein, it represents all the information called for and does not omit to state any material fact necessary to make the statements contained therein not misleading) and accurate; and all documents furnished to the Company pursuant to this Agreement by or on behalf of Parent or Newco as being documents described in this Agreement or in the Parent Disclosure Letter are true and correct copies of the documents which they purport to represent.

(b) EXCEPT AS SPECIFICALLY SET FORTH IN THIS ARTICLE IV, PARENT AND NEWCO MAKE NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, AND ANY OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

ARTICLE V.

ADDITIONAL COVENANTS AND AGREEMENTS

Section 5.1    Conduct of Business Pending the Closing.

During the period from the date hereof to the Closing Date (except as required by Law or as contemplated by this Agreement):

(a) Operation of the Company in the Ordinary Course of Business.

The Company shall operate its business in the ordinary and usual course in substantially the same manner as heretofore conducted and to preserve intact its business organization, to keep its properties adequately insured, to keep available the services of its officers and employees and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it. Without limiting the generality of the foregoing in this Section 5.1(a), the Company will retain a level of cash and cash equivalents sufficient to cause the Company to have at least $500,000.00 of cash and cash equivalents immediately prior to the Effective Time.

(b) Forbearances by the Company.

Without limiting the generality of Section 5.1(a), without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, the Company shall not:

(i)	incur any Liability other than current Liabilities that are not material in the aggregate and are incurred in the ordinary and usual course of business, or fail to pay any Liability when due or take or fail to take any action, the taking of which, or the failure to take of which, would permit any Liability to be accelerated;

(ii)	assume, guarantee, endorse or otherwise become responsible for the obligations of any other Person other than endorsements of negotiable instruments in the ordinary course of business, or make any loans or advances to any Person;

(iii)

declare, set aside or pay any dividend in cash or property with respect to its capital shares or declare or make any distribution in cash or property on, redeem, or purchase or otherwise acquire any Shares (other than the repurchase of any Shares by the Company pursuant to the Company’s 2008 Employee Share Purchase Plan, or the forfeiture of any Shares under the Company’s 2008 Employee Grant Share Plan, in each case upon the termination of any Company Stockholder’s employment with the Company), or split, combine or otherwise similarly change the outstanding Shares, or authorize the creation or issuance of or issue or sell any capital stock (other than the issuance of 558,611 Shares under the 2008 Employee Grant Plan to Olivier Amice or the issuance of Shares upon exercise of the Warrants prior to the Closing Date) or any securities or obligations convertible into or exchangeable for, or giving any Person any right to acquire from it, any of its capital shares;

(iv)	mortgage, pledge or otherwise encumber any property or asset, except in the ordinary and usual course of business;

(v)	sell, lease, transfer or dispose of any of its properties or assets, waive or release any rights or cancel, compromise, release or assign any indebtedness owed to it or any claims held by it, except for sales of inventory in the ordinary and usual course of business and except as contemplated by this Agreement;

(vi)	make any investments of a capital nature either by purchase of shares or securities, contributions to capital, property transfers or otherwise, or by the purchase of any property or assets of any other Person except in the ordinary and usual course of business;

(vii)	fail to perform its material obligations under material Contracts (except those being contested in good faith), or enter into, renew, assume, amend in any material respect, or terminate any material Contract or commitment other than Contracts to purchase or sell goods or provide services entered into in the ordinary and usual course of business;

(viii)	amend, terminate, renew, or otherwise alter any Contract or relationship with the Company’s existing customers or suppliers, including, for the avoidance of doubt, those customers listed in Section 5.1(b)(viii) of the Disclosure Letter;

(ix)	except for regularly scheduled increases in accordance, both as to timing and amount, with normal prior practice, increase in any manner the compensation or fringe benefits of any of its officers or employees or pay or agree to pay any pension or retirement allowance not required by any existing plan or agreement to any such officers or employees, or commit itself to or enter into any employment agreement or any incentive compensation, deferred compensation, profit sharing, stock option, share purchase, savings, consulting, retirement, pension or other “fringe benefit” plan, award or arrangement with or for the benefit of any officer, employee or other Person, in all cases other than with respect to the issuance of not more than 558,611 Shares under the 2008 Employee Grant Plan to Olivier Amice;

(x)	permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated or any of the coverage thereunder to lapse, unless it makes reasonable efforts to obtain simultaneously with such termination or cancellation replacement policies providing substantially the same coverage on commercially reasonable terms and, if so available, such policies are in full force and effect;

(xi)	cancel, release, compromise or settle any material Claims;

(xii)	initiate any suit, action or other proceeding;

(xiii)	amend its Articles of Incorporation or Bylaws or other governing documents;

(xiv)	enter into any union, collective bargaining or similar agreement;

(xv)	fail to pay any trade accounts payable or other amount due to suppliers and trade creditors of the Company as they become due in accordance with their terms;

(xvi)	fail to prepare and file all Tax Returns and amendments thereto required to be filed by it during the period from the date of this Agreement until the Closing (and shall allow Parent, at its request, to review all such Tax Returns prior to the filing thereof, which review shall not interfere with the timely filing thereof);

(xvii)	abandon or fail to maintain any Company Intellectual Property Rights, or other than in the ordinary and usual course of business, license, assign, sell or otherwise transfer any Company Intellectual Property Rights;

(xviii)	borrow any money against accounts receivable or otherwise factor any accounts receivable;

(xix)	discard or destroy any material documents or records, or discard or destroy any documents or records relating to Taxes;

(xx)	acquire or enter into an agreement to acquire, by merger, consolidation or purchase of stock or other equity interests or assets or any other manner, any interest in any other Person or assets constituting all or substantially all of a business or business unit; or

(xxi)	make any commitment, authorize, take any action or enter into any agreement in furtherance of any of the foregoing.

In connection with the continued operation of the business of the Company between the date of this Agreement and the Closing Date, officers of the Company shall consult in good faith on a regular basis with officers of the Parent on operational matters of materiality and the general status of ongoing operations. The Company acknowledges that Parent does not thereby waive any rights it may have under this Agreement as a result of this covenant to engage in consultations.

(c) Investigation.

After the date of this Agreement, the Company shall permit Parent to make or cause to be made such investigation of the business and properties of the Company and its financial and legal condition as Parent deems necessary or advisable to familiarize itself therewith, provided that such investigations shall not unreasonably interfere with normal operations of the Company. The Company shall permit Parent and its directors, officers, employees, consultants, accountants, counsel, advisors and other agents and representatives (collectively, “Representatives”) to have full access to the premises, books and records of the Company with reasonable prior notice and at reasonable hours, and shall furnish Parent and its Representatives with such financial and operating data and other information with respect to the Company as Parent may from time to time reasonably request. No investigation by Parent heretofore or hereafter made shall affect the representations and warranties of the Company, and each such representation and warranty shall survive any such investigation subject to Article IX.

Section 5.2    Commercially Reasonable Efforts; Further Assurances; Cooperation.

(a) Subject to the other provisions of this Agreement, the Parties shall in good faith perform their obligations under this Agreement and shall use their commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain all Authorizations and satisfy all conditions to the obligations of the Parties under this Agreement and to cause the transactions contemplated by this Agreement to be carried out promptly in accordance with the terms hereof and shall cooperate fully with each other and their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, including cooperation with respect to the satisfaction of any of the conditions to the Closing set forth in Article VII. Upon the execution of this Agreement and thereafter, each Party shall take such actions and execute and deliver such documents as may be reasonably requested by the other Parties in order to consummate more effectively the transactions contemplated by this Agreement.

(b) Without limiting the foregoing, the Company shall cooperate and shall cause its accountants to cooperate with Parent in the preparation of and filing, in accordance with applicable Law, with the United States Securities and Exchange Commission (the “SEC”) and filing with other Governmental Authorities of required reports of Parent with respect to such financial statements and historical pro forma financial information of the Company as may be required pursuant to the requirements of the SEC for filing under Form 8-K.

Section 5.3    Expenses.

Except as otherwise provided in this Agreement, whether or not the transactions contemplated hereby are consummated, all costs and expenses (including any brokerage commissions or any finder’s or investment banker’s fees and including attorneys’ and accountants’ fees) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses, except that all fees and expenses (a) of the Company’s advisors in connection with this Agreement and the transactions contemplated hereby, even if such fees and expenses relate to the Company Stockholders or corporate action and including investment banking attorneys’ and accounting fees, shall be paid by the Company prior to the Closing Date, reflected as a Company Transaction Expense pursuant to Sections 2.1 and 2.2(e), or included as current liabilities for purposes of the Working Capital, and (b) of the Exchange Agent shall be borne by Parent.

Section 5.4    No Solicitation of Transactions.

Prior to the termination and abandonment of this Agreement, the Company shall not, and shall cause its Affiliates and Representatives not to: (a) solicit, initiate or encourage submission of proposals or offers from any Person other than Parent relating to any acquisition or purchase of all or a material part of the stock or assets of, or any merger, consolidation, share exchange or business combination with, or any recapitalization, restructuring or issuance or offering of debt or equity securities of, the Company (an “Acquisition Proposal”); or (b) participate in any discussions or negotiations regarding, or furnish to any Person other than Parent and its Representatives, any information with respect to, or otherwise cooperate in any way or assist, facilitate or encourage, any Acquisition Proposal by any Person other than Parent. The Company will immediately cease and cause to be terminated any existing activity, discussions or negotiations with any Person other than Parent and its Representatives conducted prior to the execution and delivery of this Agreement with respect to any Acquisition Proposal. If, notwithstanding the foregoing, the Company or its Affiliates or Representatives should receive any Acquisition Proposal or any inquiry regarding any such proposal from any Person, then the Company shall promptly inform Parent. For purposes of this Agreement, the term “Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

Section 5.5    Public Announcements.

Neither the Company nor Parent shall issue or cause to be issued any press release or otherwise make any public statements about this Agreement or any of the transactions contemplated hereby prior to consulting with the other with respect thereto, except to the extent required by applicable Laws, in which case that Party shall use its commercially reasonable efforts to consult with the other Party before issuing any such release or making any such public statement.

Section 5.6    Additional Financial Statements.

As soon as reasonably practicable after the end of every month and prior to the Closing Date (but in no event later than the twentieth (20th) day of the following month) beginning with the month in which this Agreement is signed, the Company shall deliver to Parent an unaudited balance sheet of the Company as of the applicable scheduled end of such month, and a related statement of operations for such month, which meet the standard for financial statements set forth in Section 3.6.

Section 5.7    Filing under the HSR Act.

(a) General. The Parties acknowledge that the transactions contemplated by this Agreement require filings with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”).

(b) Filings. Within two (2) Business Days after the date of this Agreement, the Parties will each file with the FTC and the Antitrust Division the notifications and reports required to be filed pursuant to the HSR Act and will undertake in good faith to file promptly any supplemental information which may be requested, which notifications and reports and filing of supplemental information will comply in all material respects with the requirements of such act. The Parties will each furnish to the other such information as either may reasonably request to make such filings. Parent shall be responsible for one-half of any filing fees with respect to such filings.

(c) Communications. The Parties will each promptly inform the other of any material communication made to, or received by it from, the FTC or the Antitrust Division.

(d) Appeal. If the Antitrust Division brings a Claim seeking to prevent or restrain the transactions contemplated by this Agreement or if the FTC issues a complaint or petitions a court to enjoin the transactions contemplated by this Agreement, then the decision as to whether an adverse decision or action of the FTC or the Antitrust Division should be appealed or contested will be solely within the discretion of Parent.

(e) Foreign Filings. The Parties will act similarly with respect to any requirements of the applicable Law of any other countries.

(f) Certain Representations and Warranties. None of the information supplied or to be supplied by a Party for inclusion in any regulatory filings prepared in connection with the transactions contemplated by this Agreement (collectively, the “Regulatory Filings”) by it, will, at the respective time the Regulatory Filings or any amendments or supplements to them are filed with the appropriate Governmental Authorities, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the consummation of the transactions contemplated by this Agreement any act or event should be discovered by a Party which the applicable Law requires to be set forth in an amendment of, or a supplement to, the Regulatory Filings, then such Party will promptly so inform the others and will furnish all necessary information in writing to the others relating to such event.

(g) Activities Not Required. In connection with efforts to obtain the termination or expiration of any waiting period under the HSR Act or any approvals under applicable competition Laws of any other countries: (i) in no event shall any Party be required to commence litigation or threaten to commence litigation, oppose any motion or action for a temporary, preliminary or permanent injunction against the transactions contemplated by this Agreement or enter into a consent decree or other commitment containing such Party’s agreement to hold separate or divest any of its or its Affiliates’ plants, assets or businesses, or agree to any limitations on its or its Affiliates’ conduct or actions, and in no event shall any Party be required to take any of the foregoing actions; and (ii) nothing herein shall require any Party to take any action with respect to compliance with the HSR Act or any other applicable competition Laws or the obtaining of any consent, clearance or the expiration of any applicable waiting period under the HSR Act or any other applicable competition Law which would bind such Party or its Affiliates irrespective of whether the Closing occurs.

Section 5.8    Confidentiality.

The Parties shall comply with and cause their Representatives to comply with all of their respective obligations under the Mutual Confidentiality Agreement dated September 15, 2011 between Parent and the Company (the “Confidentiality Agreement”).

Section 5.9    Director and Officer Liabilities and Indemnification.

(a) The Company hereby exculpates (to the fullest extent permitted by applicable Law), contingent upon but automatically effective upon the Closing, and the Surviving Corporation shall indemnify, defend and hold harmless, the present and former officers, employees and directors of the Company (each a “D&O Indemnified Party”) against all costs, expenses, losses and liabilities (“Losses”) arising out of actions or omissions in their capacities as such occurring at or prior to the Closing to the fullest extent permitted under applicable Law, the Company’s Articles of Incorporation or Bylaws (in each case as in effect immediately prior to the Closing Date) and any agreement between a D&O Indemnified Party and the Company in effect at the date of this Agreement, including advancing expenses incurred in the defense of any action or Claim, provided, however, that (i) the Company shall pay for only one counsel for all D&O Indemnified Parties unless the use of one counsel for such D&O Indemnified Parties would present such counsel with a conflict of interest and (ii) such advancement of expenses shall be subject to such D&O Indemnified Party’s agreement to return any advanced funds if a court of competent jurisdiction, after all time for appeals having been exhausted, shall have determined that the D&O Indemnified Party is not entitled to indemnity against such expenses under applicable Law or the Company’s Articles of Incorporation or Bylaws.

(b) If for any reason the indemnity provided for in Section 5.9(a) is unavailable to any D&O Indemnified Party or is insufficient to hold each such D&O Indemnified Party harmless from all such Losses, then the Company and its successors shall each contribute to the amount paid or payable by such D&O Indemnified Party in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and such D&O Indemnified Party, as the case may be, on the other but also the relative fault of such Person as well as any relevant equitable considerations (it being expressly agreed that the D&O Indemnified Parties to whom this Section 5.9 applies are hereby made express and intended third party beneficiaries of this Section 5.9).

(c) The obligations of the Company under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom this Section 5.9 applies (it being expressly agreed that the D&O Indemnified Parties to whom this Section 5.9 applies are hereby made express and intended third party beneficiaries of this Section 5.9).

(d) At or prior to the Closing, the Company shall obtain (i) professional liability tail or similar coverage extending for a period of six (6) years from the Closing Date having the amount and nature of coverage for professional liability (including amounts, policy limits and deductible limits not less favorable than the current amounts, current policy limits and current deductible amounts) under each of the insurance policies of the Company which currently provide for such coverage for officers and directors of the Company, and (ii) employment practices liability and fiduciary tail or similar coverage extending for a period of six (6) years from the Closing Date having the amount and nature of coverage for employment practices liability and fiduciary liability (including amounts, policy limits and deductible limits not less favorable than the current amounts, current policy limits and current deductible amounts) under each of the insurance policies of the Company which currently provide for such coverage for the Company and its officers and directors, with coverage in each case being provided for the Surviving Corporation and its current or former officers and directors with respect to claims that may be made against any of them for acts or omissions at or prior to the Closing Date; provided, that the Company shall not be obligated to purchase such coverage to the extent it costs in excess of $10,000 in the aggregate, and payments to purchase such coverage shall be Company Transaction Expenses.

Section 5.10    Employee Matters.

(a) Effective as of the Closing Date, Parent shall or shall cause the Company or one of Parent’s Affiliates to employ or continue the employment of, each employee listed in Section 5.10 of the Disclosure Letter (each, a “Transferred Employee”).

(b) Parent or its Affiliates shall provide each Transferred Employee with compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits provided by the Parent or its Affiliates to similarly situated employees. Parent or its Affiliates shall use commercially reasonable efforts to ensure that health, dental and life insurance benefits are provided without any gap in coverage. The phrase “without any gap in coverage” means that there will be no waiting period for participation in such plans, actively-at-work requirements or any restrictions or limitations with respect to pre-existing conditions with respect to any Transferred Employee or his or her spouse or dependents, except to the extent that such waiting periods, actively-at-work requirements or any restrictions or limitations with respect to pre-existing conditions were not or would not have been satisfied or waived under the comparable Employee Plan immediately before the Closing Date. With respect to each health or welfare benefit plan maintained by Parent and its Affiliates for the benefit of any Transferred Employees, Parent or its Affiliates, as applicable, shall use commercially reasonable efforts to cause each Transferred Employee to be given credit under such plan for all amounts paid by such Transferred Employee under any similar Employee Plan for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by Parent or its Affiliates, as applicable, for the plan year in which the Closing Date occurs. Parent or its Affiliates will credit each Transferred Employee with the service of such Transferred Employee with the Company up to the Closing Date, to the extent such service is recorded in such the Company’s records as of the Closing Date, to the same extent as if such service had been performed for Parent or its Affiliates for purposes of determining such Transferred Employee’s eligibility for and vesting in, and entitlements under all employee benefit plans other than with respect to accruals under any defined benefit pension plan.

(c) Nothing herein shall (i) guarantee employment of any Transferred Employee for any period of time after the Closing Date or preclude the ability of Parent or any of its Affiliates to terminate the employment of any Transferred Employee for any reason or no reason, or (ii) require Parent or any of its Affiliates to continue any particular employee benefit plan or arrangement after the Closing Date. No provision of this Section 5.10 shall create any third-party beneficiary or other rights in any current or former employee of the Company (including any dependent or beneficiary thereof) or any other Person. Parent or any of its Affiliates, as applicable, shall have the right in its sole discretion to amend, modify, terminate or adjust benefit levels under any and all employee benefit plans and arrangements covering the Transferred Employees after the Closing Date, subject to this Section 5.10. No provision of this Section 5.10 is intended to modify, amend or create any employee benefit plan or arrangement of the Company or Parent or any Affiliate of the Company or Parent.

(d) Plan Terminations. At least fifteen (15) days prior to the Closing Date, the Company shall take all actions necessary to terminate its medical, dental, life and disability plans and to cease contributions to its 401(k) plan, effective as of the Closing Date and shall take all actions necessary to terminate its medical and dependent care flexible spending account plan under Section 125 of the Code and its health reimbursement arrangement which provides reimbursement of certain deductibles under its health care plan effective as of December 31, 2011.

(e) The Company will take no actions that will require Parent or any of its Affiliates to give notice or otherwise comply with the Workers Adjustment and Retraining Notification Act (the “WARN Act”). Parent will be responsible for any action after the Closing that results in a “mass layoff” or “plant closing” under the WARN Act, exclusive of any “employment losses,” as defined under the WARN Act, effected by the Company before the Closing Date.

(f) Cafeteria Plan and Health Reimbursement Arrangement Continuation. Section 5.10(f) of the Disclosure Letter lists (i) all individuals who will become Transferred Employees and who are participants in the Company’s Code Section 125 health and dependent care flexible spending account plan (the “Company FSA Plan”) (each such Transferred Employee a “Company FSA Participant”), together with the elections made prior to the date hereof with respect to such accounts through the Closing Date and the amounts previously reimbursed under the Company FSA Plan to each Company FSA Participant and (ii) all individuals who will become Transferred Employees and who are participants in the Company’s self-insured Medical Deductible Reimbursement Plan (the “Company HRA Plan”) (each such Transferred Employee a “Company HRA Participant”), the annual amount credited under the Company HRA Plan for the Company HRA Participants and the aggregate amount of claims paid to date under the Company HRA Plan for each Company HRA Participant. The Company will update Section 5.10(f) of the Disclosure Letter as of the Closing Date and provide such updated Schedule to the Parent on the Closing Date. No later than 15 days before the Closing Date, the Company will provide Parent with documentation from the third-party administrator for the Company FSA Plan and the Company HRA Plan (“BeneFLEX”) binding BeneFLEX to continue providing administrative services with respect to the Company FSA Plan and the Company HRA Plan until all of the affairs of such plans have been settled in accordance with their terms and Applicable Law. If the

Company does not provide the foregoing documentation, before the Closing Date the Company will take all actions necessary to terminate the Company FSA Plan and the Company HRA Plan as of the Closing Date, and the Company Stockholders will retain responsibility for any actions required to wind up the Company FSA Plan and the Company HRA Plan in accordance with their terms and Applicable Law. The Company represents and covenants that as of the Closing Date it has or shall have properly withheld from the pay of Company FSA Participants all amounts in accordance with their Company FSA Plan elections. This Section 5.10(f) shall be interpreted and administered in a manner consistent with Rev. Rul. 2002-32.

Section 5.11    Conduct of Business of Newco.

During the period of time from the date of this Agreement to the Effective Time, Newco shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 5.12    Notice of Certain Matters.

The Company shall give Parent notice of (a) any product recall or any Claim, or to the Company’s Knowledge, threatened Claim, against the Company relating to product liability, (b) the occurrence of any Material Adverse Effect, (c) the loss of any listings with any of the Company’s top fifteen (15) customers (based on the amount of revenue generated during the nine months ended September 30, 2011), (d) any fact, event, circumstance, occurrence or change that would cause any of the Company’s representations and warranties set forth in this Agreement to no longer be true and correct or which the Company would be required to disclose in the certificate to be delivered pursuant to Section 7.2(d), or (e) any information that was incorrect in the Disclosure Letter, together with the correct information. Notices pursuant to this Section 5.12 shall be given promptly and in no event later than two (2) Business Days after the Company becomes aware of the fact, event, circumstance, occurrence, change or item requiring such notice. In the event a notice contemplated by clause (d) above (x) results solely from any action taken pursuant to Section 5.1(b) with the written consent of Parent, then such notice shall be deemed (solely as of the Closing Date) to automatically amend and supplement the Disclosure Letter with respect thereto, or (y) is made solely with respect to the issuance of Company Common Stock as expressly permitted by Section 5.1(b)(iii) and (ix) or the transfer of not more than 250,000 shares of Company Common Stock by a Company Stockholder for estate planning purposes, then such notice shall be deemed (solely as of the Closing Date) to automatically amend and supplement Section 3.2(a) of the Disclosure Letter with respect thereto (any amendment and supplement to the Disclosure Letter under clause (x) or (y) above, a “Permitted Update”). Except as set forth in the preceding sentence, no such notice will affect Parent’s rights under this Agreement, including Parent’s rights to indemnification under Articles VI and IX. For the avoidance of doubt, no transfer of Company Common Stock under clause (y) above affects in any way the condition set forth in Section 7.2(g) that Company Stockholders holding not less than 99% of the Company Common Stock and 100% of the Warrant Shares shall have executed or agreed to be bound by the Transaction Support Agreement.

Section 5.13    Information Statement.

The Company has prepared an information statement in the form of a letter with respect to the Merger and the other transactions contemplated hereby (the “Information Statement”),

in form and substance acceptable to Parent, and has provided it to the Company Stockholders a reasonable period prior to their execution of the Company Written Consent. The Company shall provide the Information Statement, with such changes as required to give effect to execution of the Company Written Consent, to the remaining Company Stockholders on or as soon as practicable after the date of this Agreement. The Company covenants that none of the information in the Information Statement, at the time the Information Statement was first published, sent or given to the Company Stockholders, and at any time it is amended or supplemented, contained or will contain any untrue statement of a material fact or omitted or will omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Parties acknowledge that the estimates in the Information Statement of the consideration to be received by the Company Stockholders are only estimates that the Company believes in good faith to be reasonable based on the facts and circumstances and are not statements of fact. If the Company becomes aware prior to the Closing Date of any information that would cause any of the statements in the Information Statement (other than changes in the estimated proceeds due Company Stockholders) to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, the Company shall take the necessary steps to correct and redistribute the Information Statement if appropriate.

Section 5.14    Customer Investigation.

After the date of this Agreement, the Company shall allow Parent to contact any customer set forth on Section 3.21 of the Disclosure Letter; provided that all such contacts shall be scheduled at a time agreeable to Parent, the Company and each respective customer and a representative of the Company may if the Company wishes participate in such contact.

Section 5.15    Stockholder Approval of Parachute Payments.

The Company will take all actions required to obtain valid approval of the holders of the Company Common Stock in the manner set forth in Section 280G(B)(5) of the Code with respect to payments that would otherwise constitute “parachute payments” within the meaning of Section 280G of the Code.

ARTICLE VI.

TAX MATTERS

Section 6.1    Tax Indemnification.

From and after the Closing Date, the Company Stockholders (to the extent of the Escrow Fund), and after the Escrow Fund has been exhausted in full, the Company Stockholders (severally in accordance with their respective Pro-Rata Shares), shall, subject to the applicable limitations set forth in Sections 9.1(b), 9.5(f), 9.5(g), 9.5(h), 9.5(j), 9.5(k), 9.7 and 9.8, indemnify the Parent Indemnified Parties against and hold harmless from any and all Liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (including, reasonable fees for both in-house and outside counsel, accountants and other outside consultants) suffered or incurred (each a “Tax Loss” and collectively, the “Tax Losses”) arising out of:

(a) Taxes of the Company for periods or portions thereof ending on or before the Closing Date (“Pre-Closing Taxes”), in excess of the amount of Taxes which are specifically identified as current liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) in the Closing Working Capital;

(b) Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company is or was a member on or prior to the Closing Date by reason of Liability under Treasury Regulation §1.1502-6, Treasury Regulation §1.1502-78 or comparable provision of foreign, state or local Law, excluding any Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company becomes a member on the Closing Date on or after the Closing (or at any time after the Closing Date) and any Taxes which are specifically identified as current liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) in the Closing Working Capital;

(c) Taxes or other payments with respect to periods or portions thereof ending on or before the Closing Date which are required to be paid after the date hereof by the Company to any party under any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar Contract or arrangement (whether written or not) (“Tax Sharing Agreement”) or by reason of being a successor-in-interest or transferee of another entity; and

(d) without duplication, (x) a breach of or inaccuracy in any representation or warranty set forth in Section 3.15 or in the certificate delivered by the Company pursuant to Section 7.2(d), as of the date such representation or warranty was made or as if such representation or warranty were made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the breach of or inaccuracy in which will be determined with reference to such specified date) or (y) a breach of any covenant or agreement set forth in Section 5.1(b)(xvi) or this Article VI; provided, that for purposes of this Section 6.1(d), a breach of or inaccuracy in any representation, warranty, covenant or agreement shall be determined without reference to any materiality qualifier with respect thereto; and provided, further, that Claims for breach or inaccuracy in any representation or warranty in Section 3.15 shall be made within 60 days after the expiration of the applicable statute of limitations, including waivers.

Section 6.2    Tax Indemnification Procedures.

(a) After the Closing, Parent shall promptly notify the Stockholder Representative in writing of any demand, claim or notice of the commencement of an audit received from any Governmental Authority or any other Person with respect to Taxes for which the Company Stockholders are liable pursuant to Section 6.1; provided, however, that a failure to give such notice will not affect the Parent Indemnified Parties’ rights to indemnification under this Article VI, except to the extent that the Company Stockholders are actually prejudiced thereby. Such notice shall contain factual information (to the extent known) describing the asserted Tax Liability and shall include copies of the relevant portion of any notice or other document received from any Governmental Authority or any other Person in respect of any such asserted Tax Liability.

(b) Payment by the Company Stockholders of any amount due to the Parent Indemnified Parties under this Article VI shall be made within ten (10) Business Days following written notice by a Parent Indemnified Party that payment of such amounts to the appropriate Governmental Authority or other applicable third party is due by a Parent Indemnified Party, provided, that the Company Stockholders shall not be required to make any payment earlier than five (5) Business Days before it is due to the appropriate Governmental Authority or applicable third party. In the case of a Tax that is contested in accordance with the provisions of Section 6.3, payment of such contested Tax will not be considered due earlier than the date a “final determination” to such effect is made by such Governmental Authority or a court of competent jurisdiction. For this purpose, a “final determination” shall mean a settlement, compromise, or other agreement with the relevant Governmental Authority, whether contained in an IRS Form 870 or other comparable form, or otherwise, or such procedurally later event, such as a closing agreement with the relevant Governmental Authority, and agreement contained in an IRS Form 870-D or other comparable form, an agreement that constitutes a “determination” under Section 1313(a)(4) of the Code, a deficiency notice with respect to which the period for filing a petition with the Tax Court or the relevant state, local or foreign tribunal has expired or a decision of any court of competent jurisdiction that is not subject to appeal or as to which the time for appeal has expired.

(c) All amounts required to be paid pursuant to this Article VI shall be paid promptly in immediately available funds by wire transfer to a bank account designated by the indemnified party. In seeking indemnification under this Article VI against the Company Stockholders, the Parent Indemnified Parties shall first exercise their remedies with respect to the Escrow Fund pursuant to the Escrow Agreement and, if the Escrow Fund has been exhausted in full, with respect to the Company Stockholders in accordance with the terms hereof.

(d) Any payments required pursuant to this Article VI that are not made within the time period specified in this Section 6.2 shall bear interest at a rate and in the manner provided in the Code for interest on underpayments of federal income Tax and, in the case of payments related to Taxes other than U.S. federal income Taxes, at a rate and in the manner provided under applicable Law for underpayments of such Tax.

Section 6.3    Company Tax Audits and Contests; Cooperation.

(a) After the Closing Date, Parent shall control the conduct of any audit, claim for refund, or administrative or judicial proceeding of the Company involving Taxes (any such audit, claim for refund, or proceeding referred to herein as a “Contest”). The Stockholder Representative shall have the right to participate in any such Contest that relates to Taxes for which the Parent Indemnified Parties are indemnified under Section 6.1(a) (“Participation Contest”) at its own expense and Parent shall not settle, compromise and/or concede any portion of such Participation Contest if such resolution is reasonably likely to give rise to a Liability for Taxes for which the Parent Indemnified Parties would be indemnified under Section 6.1(a), without the consent of the Stockholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) Parent and the Stockholder Representative shall furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company as is reasonably requested for the filing of any Tax Returns and the preparation, prosecution, defense or conduct of any Contest. Parent and the Stockholder Representative shall reasonably cooperate with each other in the conduct of any Contest or other proceeding involving or otherwise relating to the Company (or their income or assets) with respect to any Tax and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 6.3. Without limiting the foregoing, Parent shall make available to the Stockholder Representative promptly upon written request and for as much time as reasonably required for purposes of reviewing or filing any Pre-Closing Company Returns and Straddle Returns or participating in any Participation Contest any one or more of those employees of the Company or Parent or their Affiliates (as specifically requested by the Stockholder Representative) who prior to the Closing were involved in the preparation of Tax Returns or the conduct of Contests; provided, that neither Parent nor any of its Affiliates shall have any obligation to continue the employment of any employees; and provided, further, neither Parent nor any of its Affiliates shall have any Liability to the Stockholder Representative for the acts or omissions of its employees under this Section 6.3(b). Nothing in this Section 6.3(b) shall require any of Parent or its Affiliates to undertake any action that could unreasonably interfere with, or otherwise cause an undue burden on, the activities of Parent or its Affiliates. The Stockholder Representative shall reimburse Parent for Parent’s or its Affiliates’ reasonable out-of-pocket costs paid to third parties in satisfying its obligations under this Section 6.3(b) with respect to the Stockholder Representative. Any information obtained under this Section 6.3(b) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Contest or other Tax proceeding.

(c) Parent shall (i) properly retain and maintain the Tax and accounting records of the Company that are in its possession after the Closing Date and that relate to Pre-Closing Taxable Periods and Straddle Periods for seven years and shall thereafter provide the Stockholder Representative with written notice prior to any destruction, abandonment or disposition of all or any portions of such records of the Company; (ii) transfer such records to the Stockholder Representative upon its written request prior to any such destruction, abandonment or disposition; and (iii) allow the Stockholder Representative and its Representatives, at times and dates reasonably and mutually acceptable to the Parties, to from time to time inspect and review such records as the Stockholder Representative may deem necessary or appropriate to comply with its duties and obligations under this Agreement; provided, however, that in all cases, such activities are to be conducted by the Stockholder Representative during normal business hours and, in the case of activities conducted by or on behalf of the Stockholder Representative, at the Stockholder Representative’s sole expense and, in the case of activities conducted by or on behalf of Parent, at Parent’s sole expense. Any information obtained under this Section 6.3(c) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Contest or other Tax proceeding.

Section 6.4    Preparation of Tax Returns and Payment of Taxes.

(a) Parent shall prepare (or cause to be prepared), and timely file all Tax Returns of the Company that are required to be filed with any Governmental Authority after the Closing Date relating to any taxable periods (or portions thereof) ending on or before the Closing Date (“Pre-Closing Taxable Periods”). With respect to any such Tax Returns filed with respect to a Pre-Closing Taxable Period, the Company Stockholders shall be responsible for the Pre-Closing Taxes due in respect of such Tax Returns for the Company (“Pre-Closing Company Returns”), to the extent that the aggregate amount of Pre-Closing Taxes due in respect of all such Tax Returns exceeds the amount of Taxes that are specifically identified as current liabilities (excluding any reserve for deferred taxes established to reflect timing differences between book and Tax income) in the Closing Working Capital, and Parent shall, subject to Section 6.1(a), be responsible for all other Pre-Closing Taxes shown as due on such Tax Returns. Parent shall notify the Stockholder Representative of any amounts due from the Company Stockholders in respect of any such Tax Return no later than ten (10) Business Days prior to the date on which such Tax Return is due, and the Company Stockholders shall remit such payment to Parent no later than five (5) Business Days prior to the date such Tax Return is due.

(b) In the case of any Pre-Closing Company Returns, Parent shall prepare (or cause to be prepared) such Tax Return in a manner consistent with past practice, except as otherwise required by a change in Law or a good faith resolution of a contest, and shall deliver any such Tax Return to the Stockholder Representative for its review at least 30 days prior to the date such Tax Return is required to be filed. If the Stockholder Representative disputes any item on such Tax Return, it shall notify Parent of such disputed item (or items) and the basis for its objection. The Parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Tax Return is required to be filed. If the Parties cannot resolve any disputed item, the item in question shall be resolved by the Dispute Accountants. The fees and expenses of the Dispute Accountants shall be borne equally by Parent and the Stockholder Representative.

(c) With respect to Tax Returns that are required to be filed by or with respect to the Company for a period that begins before and ends after the Closing Date (“Straddle Returns”), such Straddle Returns shall be prepared in a manner consistent with past practice (except as otherwise required by a change in law or a good faith resolution of a contest), and the Company Stockholders shall be responsible for the Pre-Closing Taxes due in respect of such Straddle Returns (as determined under Section 6.5) in excess of the amount of such Taxes which are specifically identified as current liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) in the Closing Working Capital. Parent shall notify the Stockholder Representative of any amounts due from the Company Stockholders in respect of any Straddle Return no later than ten (10) Business Days prior to the date on which such Straddle Return is due, and the Company Stockholders shall remit such payment to Parent no later than five (5) Business Days prior to the date such Straddle Return is due. Parent shall deliver any Straddle Return to the Stockholder Representative for their review at least thirty (30) days prior to the date on which such Tax Return is required to be filed. If the Stockholder Representative disputes any item on such Tax Return, it shall notify Parent of such disputed item (or items) and the basis for its objection. The Parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Tax Return is required to be filed. If the Parties cannot resolve any disputed item, the item in question shall be resolved by the Dispute Accountants. The fees and expenses of the Dispute Accountants shall be borne equally by Parent and the Stockholder Representative.

(d) Neither Parent nor any of its Affiliates shall (or shall cause or permit any of their Subsidiaries to) amend, re-file or otherwise modify any Tax Return relating in whole or in part to the Company with respect to any Pre-Closing Taxable Period or Straddle Period (to the

extent the same could impose any additional Liability on the Company Stockholders) without the written consent of the Stockholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.5    Straddle Periods.

For purposes of this Agreement, in the case of any Taxes of the Company that are payable with respect to any Tax period that begins before and ends after the Closing Date (a “Straddle Period”), the portion of any such Taxes that constitutes Pre-Closing Taxes shall: (i) in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible), be deemed equal to the amount that would be payable if the tax year or period ended on the Closing Date; and (ii) in the case of Taxes (other than those described in clause (i) above) that are imposed on a periodic basis with respect to the business or assets of the Company or otherwise measured by the level of any item, be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Tax period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item (including, without limitation, the effect of any graduated rates of tax) that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 6.5 shall be computed by reference to the level of such items on the Closing Date. The Parties will, to the extent permitted by applicable Law, elect with the relevant Governmental Authority to treat a portion of any Straddle Period as a short taxable period ending as of the close of business on the Closing Date.

Section 6.6    Refunds.

(a) The Company Stockholders shall be entitled to all credits and refunds (including interest received thereon) in respect of any Pre-Closing Taxable Period relating to the Company, except, subject to Section 6.9, any credit or refund (and interest received thereon) attributable to the carryback of any Tax losses, credits or similar items from a taxable period (or portion thereof) beginning after the Closing Date to a Pre-Closing Taxable Period. All credits and refunds (including interest received thereon) in respect of any Straddle Period shall be equitably apportioned between the Company Stockholders pursuant to the principles set forth in Section 6.5. Parent shall cause each such refund to which the Company Stockholders are entitled to be paid to the Stockholder Representative for distribution to the Company Stockholders promptly following its receipt.

(b) Except as provided in Section 6.6(a), Parent shall be entitled to all credits and refunds (including interest received thereon) in respect of any Taxes of Parent, the Company and their Subsidiaries.

Section 6.7    Conveyance Taxes.

Parent and the Company shall each pay one half of all sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred solely as a result of the consummation of the Merger, with the Company’s portion included in the Closing Work Capital.

Section 6.8    Termination of Tax Sharing Agreements.

Any and all Tax Sharing Agreements between the Company, on the one hand, and the Company Stockholders and their Affiliates, on the other hand, shall be terminated as to the Company as of the Closing Date, and the Company shall not be obligated to make any payment pursuant to any such Tax Sharing Agreement for any past or future period.

Section 6.9    Carrybacks.

Following the Closing Date, the Surviving Corporation shall, to the extent permissible under applicable Laws, waive the right to carryback any Tax losses, credits or similar items attributable to such Person from a taxable period (or portion thereof) beginning after the Closing Date to a Pre-Closing Taxable Period.

ARTICLE VII.

CONDITIONS PRECEDENT TO THE CLOSING

Section 7.1    Conditions of the Parties’ Obligations to Effect the Closing.

The respective obligations of the Parties to consummate the Merger and the other transactions contemplated hereby shall be subject to the satisfaction or waiver (if permitted by applicable Law or Governmental Order) by each Party prior to the Closing of the following conditions:

(a) No Injunctions. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order or Law that is in effect and that has the effect of making the Closing illegal or otherwise prohibiting consummation of the transactions contemplated by this Agreement, including the Merger.

(b) Authorizations. All Authorizations of Governmental Authorities required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained, all such Authorizations shall remain in full force and effect, no appeal shall have been filed challenging any such Authorizations, all statutory waiting periods in respect thereof (including under the HSR Act) shall have expired and, in the case of Parent and Newco, no such Authorizations or expiration of a statutory waiting period shall contain a materially adverse condition.

Section 7.2    Conditions to Obligations of Parent and Newco.

The obligation of Parent and Newco to consummate the Merger and the other transactions contemplated hereby shall be subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by Parent):

(a) Consents, Authorizations, etc.

The Authorizations of the nongovernmental Persons indicated on Exhibit F hereto (and the Authorizations of any other nongovernmental Persons who should have been listed in Section 3.4 of the Disclosure Letter but were not) required for, or in connection with, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby shall have been obtained or made.

(b) Injunction, etc.

No Claim shall have been instituted by any Person, or, to the knowledge of Parent or Newco, shall have been threatened by any Governmental Authority, which has not been withdrawn, dismissed or otherwise eliminated, and which seeks (i) to prohibit, restrict or delay consummation of the transactions contemplated hereby or to limit in any material respect the right of Parent to control the business of the Company after the Closing Date, or (ii) to subject Parent, Newco or their officers or directors to material Liability on the ground that it or they have violated any Law or otherwise acted improperly in relation to the transactions contemplated by this Agreement.

(c) Representations and Warranties; Covenants and Agreements.

The representations and warranties of the Company contained in this Agreement (i) shall have been true and correct at the date hereof and (ii) except for changes contemplated in this Agreement and after giving effect to any Permitted Updates, shall also be true and correct in all material respects at and as of the Closing Date, with the same force and effect as if made at and as of the Closing Date except that any such representations and warranties which are qualified by a reference to materiality or material adverse effect or similar qualifier shall be true and correct in all respects and except that representations and warranties which are confined to a specified date shall speak only as of such date. The Company shall have performed or complied (or cured any noncompliance), in all material respects, with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(d) Certificate.

The Company shall have delivered to Parent a certificate, dated as of the Closing Date, executed on its behalf by an authorized officer, to the effect that the conditions specified in Section 7.2(c) have been satisfied.

(e) No Material Adverse Effect.

After the date of this Agreement there shall not have been any change, development, event or condition that has resulted in, or could be reasonably expected to result in, a Material Adverse Effect.

(f) Dissenters’ Rights.

Company Stockholders holding no more than 1% of the Company Common Stock shall have attempted to or be eligible to assert dissenters’ rights with respect to the Merger.

(g) Transaction Support Agreement. Company Stockholders holding not less than 99% of the Company Common Stock and 100% of the Warrant Shares shall have executed or agreed to be bound by the Transaction Support Agreement.

(h) Employment Agreement. The employment agreement between Parent and Mr. Olivier Amice, as executed and delivered by the parties thereto on or prior to the date hereof, shall be in full force and effect (the “Employment Agreement”).

(i) Warrants. All of the Warrants shall have been exercised, redeemed, terminated, cancelled, and/or exchanged pursuant to Section 2.3.

Section 7.3    Conditions to Obligations of the Company.

The obligation of the Company to consummate the Merger and the other transactions contemplated hereby shall be subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by the Company):

(a) Injunction, etc.

No Claim shall have been instituted by any Person, or, to the Knowledge of the Company, shall have been threatened by any Governmental Authority, which has not been withdrawn, dismissed or otherwise eliminated, and which seeks (i) to prohibit, restrict or delay consummation of the transactions contemplated hereby or (ii) to subject the Company or its officers or directors to material Liability on the ground that they have violated any Law or otherwise acted improperly in relation to the transactions contemplated by this Agreement.

(b) Representations and Warranties; Covenants and Agreements.

The representations and warranties of Parent and Newco contained in this Agreement (i) shall have been true and correct at the date hereof and (ii) except for changes contemplated in this Agreement, shall also be true and correct in all material respects at and as of the Closing Date, with the same force and effect as if made at and as of the Closing Date except for any such representations and warranties which are qualified by a reference to materiality or material adverse effect or similar qualifier shall be true and correct in all respects and except that representations and warranties which are confined to a specified date shall speak only as of such date. Parent and Newco shall have performed or complied (or cured any noncompliance), in all material respects, with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date.

(c) Certificate.

Parent and Newco shall have delivered to the Company a certificate, dated as of the Closing Date, executed on its behalf by an authorized officer, to the effect that the conditions specified in Section 7.3(b) have been satisfied.

ARTICLE VIII.

ITEMS TO BE DELIVERED AT THE CLOSING

Section 8.1    To be Delivered by the Company.

At the Closing, the Company shall deliver, or cause to be delivered, to Parent the following:

(a) The certificate referred to in Section 7.2(d).

(b) The Articles of Merger duly executed by the Company in the form required by applicable Law.

(c) The Company’s corporate minute books, corporate seal and stock records.

(d) Letters of resignation and release in forms reasonably satisfactory to Parent, effective as of the Closing Date, from each of the officers and directors of the Company listed in Section 8.1(d) of the Disclosure Letter except those officers Parent notifies the Company prior to the Closing Date that it wishes to retain.

(e) Copies of the resolutions or executed written consents of the Boards of Directors of the Company and the Company Stockholders, authorizing the execution, delivery and performance of the Company Delivered Agreements, certified by the Secretary or an Assistant Secretary of the Company as being true and correct copies of the originals which have not been modified or amended and which are in effect at the Closing.

(f) A certificate of the Secretary or an Assistant Secretary of the Company certifying as of the Closing as to the incumbency of the officers of the Company and as to the signatures of such officers who have executed documents delivered at the Closing on behalf of the Company.

(g) Certificates, dated within five (5) days of the Closing, of the Secretary of State of the State of Indiana establishing that the Company is in existence.

(h) A non-competition agreement for each of HKW Capital Partners III, L.P., David Porter, and Angela Porter in substantially the form of Exhibit G attached hereto, duly executed by the individual party thereto, and a non-competition agreement for Olivier Amice in substantially the form of Exhibit G-2 attached hereto, duly executed by him.

(i) A certificate meeting the requirements of Treasury Regulation § 1.1445-2(c)(3).

(j) Such other documents as Parent may reasonably request.

Section 8.2    To be Delivered by Parent and Newco.

At the Closing, Parent and Newco shall deliver to the Company or the Exchange Agent, as applicable, the following:

(a)	The Aggregate Merger Consideration payable at the Closing.

(b)	The certificate referred to in Section 7.3(c).

(c)	Copies of the resolutions or executed written consents of the Boards of Directors of Parent and Newco, authorizing the execution, delivery and performance of the Parent Delivered Documents, certified by the Secretary or Assistant Secretary of Parent and Newco, respectively, as being true and correct copies of the originals which have not been modified or amended and which are in effect at the Closing.

(d)	A certificate of the Secretary or Assistant Secretary of Parent and Newco certifying as of the Closing as to the incumbency of the officers of Parent and Newco and as to the signatures of such officers who have executed documents delivered at the Closing on behalf of Parent and Newco.

(e)	Certificates, dated within five (5) days of the Closing, of the Secretary of State of the State of Delaware with respect to Parent and of the Secretary of State of the State of Indiana with respect to Newco, establishing that each of Parent and Newco is in existence and otherwise is in good standing (where such concept is meaningful) to transact business.

(f)	Such other documents as the Company may reasonably request.

ARTICLE IX.

SURVIVAL; INDEMNIFICATION

Section 9.1    Survival.

The representations, warranties, covenants and agreements of the Parties shall survive the execution and delivery of this Agreement and the Closing. All of the rights to make claims for representations and warranties contained in this Agreement shall terminate and expire eighteen (18) months after the Closing Date; provided, however, that Claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from any Party to the breaching Party prior to such date shall not thereafter be barred by the expiration of the period during which to make Claims based upon the relevant representation or warranty to the extent that it relates to such Claims; provided, further, that (a) the rights to make Claims for breaches of representations and warranties contained in Sections 3.1, 3.2, 3.3 and the Individual Representations shall survive without limitation; (b) the rights to make Claims for breaches of representations and warranties contained in Section 3.15 shall terminate and expire on the date which is sixty (60) days after the date upon which the Liability to which any Claim based upon, arising out of or otherwise in respect of any inaccuracy or breach of any such representation or warranty may relate is barred by all applicable statutes of limitations (including all automatic periods of extension or periods of extension consented to by the Company prior to the Closing Date); and (c) the rights to make Claims for breaches of representations and warranties contained in Sections 3.11 and 3.14 shall terminate and expire on the third (3rd) anniversary of the Closing Date. Except as otherwise expressly provided in this Agreement, the covenants and agreements contained in this Agreement shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

Section 9.2    Obligation of Parent to Indemnify.

Subject to the limitations contained in this Article IX, from and after the Closing, Parent shall indemnify, defend and hold harmless each Company Stockholder and its Representatives, successors and assigns (collectively, the “Company Stockholder Indemnified Parties”) from and against all Losses based upon or arising from:

(a) any breach of or inaccuracy in any representation or warranty of Parent contained in this Agreement or in the certificate delivered by Parent pursuant to Section 7.3(c), as of the date such representation or warranty was made or as if such representation or warranty were made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the breach of or inaccuracy in which will be determined with reference to such specified date);

(b) any breach of any covenant or agreement of Parent contained in this Agreement; or

(c) enforcing the indemnification provided for in this Section 9.2, but only if a court of competent jurisdiction determines in a final, nonappealable judgment that such Company Stockholder Indemnified Party is entitled to indemnification under Section 9.2(a) or Section 9.2(b), as applicable.

Section 9.3    Matters Pertaining to Indemnification by Parent.

The indemnification provided for in Section 9.2 shall be subject to the following limitations:

(a) Parent shall not be obligated to pay any amounts in respect of indemnification obligations under Section 9.2(a), except those based upon or arising from Section 4.1 (first and second sentences only), Section 4.2 or Section 4.7 (the “Parent Basket Exclusions”), until the aggregate amounts for indemnification in respect of indemnification obligations under Section 9.2(a), except those based upon or arising from the Parent Basket Exclusions, equals $1.05 million (the “Parent Basket Amount”), after which Parent shall be obligated to pay in full all such amounts for such indemnification in excess of the Parent Basket Amount.

(b) Parent shall be obligated to pay any amounts for indemnification based on the Parent Basket Exclusions without regard to the individual or aggregate amounts thereof and without regard to whether all other indemnification payments shall have exceeded, in the aggregate, the Parent Basket Amount.

(c) The Company Stockholder Indemnified Parties may not assert a Claim for indemnification under Section 9.2(a) (other than in connection with a Claim based on the Parent Basket Exclusions, in which case this limitation shall not apply) unless the amount of Losses resulting directly or indirectly from such Claim or series of Claims that arise out of the same or a series of related facts, events or circumstances exceeds $10,000.00, at which point a Claim can be made for the entire amount of such Losses without regard to the $10,000.00 threshold (subject to the other limitations in this Section 9.3).

(d) The maximum amount of indemnification payments under Section 9.2(a) to which the Company Stockholder Indemnified Parties shall be entitled to receive (other than indemnification in connection with any of the Parent Basket Exclusions) shall not exceed in the aggregate $9.8 million.

(e) For purposes of determining whether a representation, warranty, covenant or agreement has been breached or is inaccurate, limitations or qualifications as to materiality, material adverse effect or similar concept set forth in such representation, warranty, covenant or agreement shall be disregarded, other than those in Sections 4.1 and 4.8.

(f) Indemnification of a Company Stockholder Indemnified Party by Parent shall be limited to the amount of any Loss that remains after deducting therefrom (and the cumulative amount of all Losses for purposes of determining the Parent Basket Amount shall be reduced by the amount of) any insurance proceeds or any indemnity, contribution or other similar payment actually recovered (net of out-of-pocket costs incurred in connection with such recovery) by a Company Stockholder Indemnified Party from any insurer or other third party with respect thereto. Each Company Stockholder Indemnified Party shall use its commercially reasonable efforts to obtain all such proceeds, benefits and recoveries described in the preceding sentence from its insurers; provided, however, that no Company Stockholder Indemnified Party shall be required to initiate litigation or arbitration proceedings to seek remedies against an insurer, and payments otherwise due under this Article IX shall not be delayed pending any such attempts at recovery. In the event that any such proceeds, net of out-of-pocket costs incurred in connection with their recovery, are received by a Company Stockholder Indemnified Party with respect to any Losses indemnifiable hereunder after payment of an indemnity Claim by Parent hereunder with respect thereto, the Company Stockholder Indemnified Party shall promptly pay to Parent the lesser of (i) the amount paid by Parent with respect to such Losses and (ii) the amount of such proceeds or recoveries that are received by a Company Stockholder Indemnified Party with respect to such Losses.

(g) To the extent that a Company Stockholder Indemnified Party has recovered all or any portion of its Losses with respect to any matter arising under one provision of this Agreement, such Company Stockholder Indemnified Party shall not be entitled to recover such portion of such Losses pursuant to other provisions of this Agreement.

(h) Subject to the rights of the D&O Indemnified Parties under Section 5.9, in no event shall any Company Stockholder Indemnified Party be entitled to be indemnified for any Losses based upon or arising from any Claim (other than in respect of Dissenting Shares under Indiana Law) threatened or commenced by a Company Stockholder in its capacity as a Company Stockholder relating to the transactions contemplated by this Agreement (other than any such Claim threatened or commenced to enforce against Parent or the Surviving Corporation the terms of the Parent Delivered Agreements by any party to such agreement).

(i) In the event that Parent makes any indemnification payment in respect of Losses hereunder, Parent shall, to the extent of such payment, be subrogated to all rights of the Company Stockholder Indemnified Parties against any third party in respect of the Losses to which such payment relates. The Company Stockholder Indemnified Parties shall execute upon request all instruments, documents and agreements reasonably required to evidence or further perfect such right of subrogation.

Section 9.4    Obligation of the Company Stockholders to Indemnify.

Subject to the limitations contained in this Article IX, from and after the Closing, each Company Stockholder jointly and severally to the extent of the Escrow Fund and after the Escrow Fund has been exhausted in full, each Company Stockholder severally in accordance with its Pro-Rata Share (except with respect to an Individual Representation, for which the applicable Company Stockholder will be solely liable; provided that the Parent Indemnified Parties will have access to the full Escrow Fund for any such breach) shall indemnify, defend and hold harmless Parent and its Affiliates (including Spectrum Brands, Inc. and Spectrum Brands Holdings, Inc.) and their respective directors, officers, control persons (but only to the extent such control persons have Liability under any federal or state securities Laws), employees, Representatives, successors and assigns (collectively, the “Parent Indemnified Parties”) from and against all Losses based upon or arising from:

(a) any breach of or inaccuracy in any representation or warranty of the Company contained in this Agreement (other than those in Section 3.15, any breach or inaccuracy of which is addressed in Article VI) or in the certificate delivered by the Stockholder Representative pursuant to Section 7.2(d) in respect of such representations and warranties, as of the date such representation or warranty was made or as if such representation or warranty were made on and as of the Closing Date (after giving effect to any Permitted Updates, and except for representations and warranties that expressly relate to a specified date, the breach of or inaccuracy in which will be determined with reference to such specified date);

(b) any breach of any covenant or agreement of the Company contained in this Agreement (other than any covenant or agreement contained in Section 5.1(b)(xvi) or Article VI, any breach of which is addressed in Article VI);

(c) any breach of or inaccuracy in any representation or warranty of a Company Stockholder, or any breach of any covenant or agreement by a Company Stockholder, contained herein, in the Transaction Support Agreement or in any other document delivered to Parent by a Company Stockholder in connection with the transactions contemplated hereby;

(d) any legal fees and expenses incurred by the Company in calendar year 2012 for patent disputes or litigation matters existing at the Effective Time in excess of $400,000.00;

(e) any Claim (other than in respect of Dissenting Shares under Indiana Law) threatened or commenced by a Company Stockholder in its capacity as a Company Stockholder relating to the transactions contemplated by this Agreement (other than any such Claim threatened or commenced to enforce against Parent or the Surviving Corporation the terms of the Parent Delivered Agreements by any party to such agreement); or

(f) enforcing the indemnification provided for in this Section 9.4, but only if a court of competent jurisdiction determines in a final, nonappealable judgment that such Parent Indemnified Party is entitled to indemnification under Section 9.4(a), (b), (c), (d) or (e), as applicable.

Section 9.5    Matters Pertaining to Indemnification by the Company Stockholders.

The indemnification provided for in Section 9.4 shall be subject to the following limitations:

(a) The Company Stockholders shall not be obligated to pay any amounts in respect of indemnification obligations under Section 9.4(a), except those based upon or arising from Sections 3.1, 3.2, 3.3, or 3.32, and any Individual Representations (the “Basket Exclusions”), until the aggregate amounts for indemnification in respect of indemnification obligations under Section 9.4(a), except those based upon or arising from the Basket Exclusions, equals $1.05 million (the “Basket Amount”), after which the Company Stockholders shall be obligated to pay in full all such amounts for such indemnification in excess of the Basket Amount.

(b) The Company Stockholders shall be obligated to pay any amounts for indemnification based on the Basket Exclusions without regard to the individual or aggregate amounts thereof and without regard to whether all other indemnification payments shall have exceeded, in the aggregate, the Basket Amount, and with respect to its Individual Representations, each Company Stockholder will indemnify Parent for amounts based on such Company Stockholder’s Individual Representations.

(c) The Parent Indemnified Parties may not assert a Claim for indemnification under Section 9.4(a) (other than in connection with a Claim based on the Basket Exclusions, in which case this limitation shall not apply) unless the amount of Losses resulting directly or indirectly from such Claim or series of Claims that arise out of the same or a series of related facts, events or circumstances exceeds $10,000, at which point a Claim can be made for the entire amount of such Losses without regard to the $10,000 threshold (subject to the other limitations in this Section 9.5). For the avoidance of doubt, with respect to any Claims made for a breach or inaccuracy of Section 3.13(c) with respect to Persons infringing Company Intellectual Property Rights, acts of unrelated Persons shall not be aggregated for purposes of applying the limits of this Section 9.5(c).

(d) The maximum amount of indemnification payments under Section 9.4(a) to which the Parent Indemnified Parties shall be entitled to receive shall not exceed in the aggregate nine million eight hundred thousand dollars ($9,800,000.00); provided, that the foregoing limitation shall not apply in connection with the Basket Exclusions.

(e) Each Company Stockholder shall solely be liable in connection with an indemnification Claim under Section 9.4(c) (and Section 9.4(f) to the extent related thereto) and no other Company Stockholder shall have any liability with respect to such Claims against another Company Stockholder.

(f) Subject to Sections 9.5(d) and 9.5(h) and without limiting the ability of the Parent Indemnified Parties to recover Losses from the Escrow Fund, no Company Stockholder will be liable for any Claim of indemnification under this Agreement (whether pursuant to Article VI or this Article IX) or any Company Delivered Agreement for more than its Pro-Rata Share of the Losses in connection with such Claim.

(g) Without limiting the ability of the Parent Indemnified Parties to recover Losses from the Escrow Fund, no Company Stockholder will be liable for aggregate Claims of indemnification under this Agreement (whether pursuant to Article VI or this Article IX), the Transaction Support Agreement or any Company Delivered Agreement in an amount in excess of the Aggregate Merger Consideration received by such Company Stockholder.

(h) In seeking indemnification hereunder, the Parent Indemnified Parties shall first exercise their remedies with respect to the Escrow Fund pursuant to the Escrow Agreement and, if the Escrow Fund has been exhausted in full, with respect to the Company Stockholders directly pursuant to this Agreement. In the event that any Parent Indemnified Party recovers an amount from the Escrow Fund for an Individual Representation Claim, the Company Stockholder liable for such Individual Representation Claim shall promptly pay an amount to the Escrow Agent equal to the amount so recovered by the Parent Indemnified Party.

(i) For purposes of determining whether a representation or warranty has been breached or is inaccurate, limitations or qualifications as to materiality, Material Adverse Effect or similar concept set forth in such representation or warranty shall be disregarded, other than those in Sections 3.6, 3.7(a), 3.9, 3.21, 3.22, 3.29, 3.30 and 3.32.

(j) Indemnification of a Parent Indemnified Party by the Company Stockholders shall be limited to the amount of any Loss that remains after deducting therefrom (and the cumulative amount of all Losses for purposes of determining the Basket Amount shall be reduced by the amount of) any insurance proceeds or any indemnity, contribution or other similar payment actually recovered (net of out-of-pocket costs incurred in connection with such recovery) by a Parent Indemnified Party from any insurer or other third party with respect thereto. Each Parent Indemnified Party shall use its commercially reasonable efforts to obtain all such proceeds, benefits and recoveries described in the preceding sentence from insurance carriers; provided, however, that no Parent Indemnified Party shall be required to initiate litigation or arbitration proceedings to seek remedies against an insurance carrier, and payments otherwise due under this Article IX shall not be delayed pending any such attempts at recovery. In the event that any such proceeds, net of out-of-pocket costs incurred in connection with recovering them, are received by a Parent Indemnified Party with respect to any Losses indemnifiable hereunder after payment of an indemnity Claim by a Company Stockholder hereunder with respect thereto, the Parent Indemnified Party shall promptly pay to the Company Stockholder the lesser of (i) the amount paid by such Company Stockholder with respect to such Losses and (ii) the amount of such proceeds or recoveries that are received by a Parent Indemnified Party with respect to such Losses.

(k) To the extent that a Parent Indemnified Party has recovered all or any portion of its Losses with respect to any matter arising under one provision of this Agreement, such Parent Indemnified Party shall not be entitled to recover such portion of such Losses pursuant to other provisions of this Agreement.

(l) In the event that a Company Stockholder makes any indemnification payment in respect of Losses hereunder, such Company Stockholder shall, to the extent of such payment, be subrogated to all rights of the Parent Indemnified Parties against any third party in respect of the Losses to which such payment relates; provided, however, that notwithstanding the foregoing, no Company Stockholder shall exercise any such subrogation rights against any then-current customer or then-current supplier of the Company. The Parent Indemnified Parties shall execute upon request all instruments, documents and agreements reasonably required to evidence or further perfect such right of subrogation.

Section 9.6    Procedure for Indemnification.

The Party making a Claim under this Article IX is referred to as the “Indemnified Party” and the party against whom such Claims are asserted under this Article IX is referred to as the “Indemnifying Party.” If the Indemnifying Party is a Company Stockholder, (i) the Stockholder Representative shall exercise, in accordance with Section 11.13, all rights of such Company Stockholder as an Indemnifying Party under this Section 9.6, and (ii) for procedural purposes only all references to the Indemnifying Party in this Section 9.6 shall be deemed to refer to the Stockholder Representative (except with respect to Individual Representations, which each Company Stockholder shall be required to resolve individually). All Claims by any Indemnified Party under this Article IX shall be asserted and resolved as follows:

(a) Notice of Asserted Liability. Promptly after receipt by the Indemnified Party of notice of, or the Indemnifying Party becoming aware of, the commencement of any action or proceeding, the assertion of any Claim by a third party, the imposition of any penalty or assessment or a Claim not involving a third party for which the Indemnified Party seeks to be indemnified that may result in a Loss (each, an “Asserted Liability”), the Indemnified Party shall give written notice of such Asserted Liability (the “Claims Notice”) to the Indemnifying Party. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure or actually incurs an incremental out-of-pocket expense by reason of such failure. The Claims Notice shall describe the Asserted Liability in reasonable detail, including (i) the representation, warranty, covenant or agreement that is alleged to have been inaccurate or to have been breached, (ii) the basis for such allegation, including the provision of supporting documentation and (iii) if known, the aggregate amount of the Losses for which a Claim is being made under this Article IX or, to the extent that such Losses are not known or have not been incurred at the time such Claim is made, an estimate, to be prepared in good faith and accompanied by supporting documentation, of the aggregate potential amount of such Losses.

(b) Non-Third Party Claims. If the Claims Notice from the Indemnified Party pertains to an Asserted Liability other than a claim or demand from a third party, then the Indemnifying Party shall have 30 days following receipt of the Claims Notice to make such investigation at the expense of the Indemnifying Party of the Asserted Liability as the Indemnifying Party deems necessary or desirable. For the purposes of such investigation, the Indemnified Party agrees to make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Asserted Liability and such other information in its possession that the Indemnifying Party may reasonably request for purposes of such investigation; provided, however, that the Indemnified Party shall not be required to provide to or share with the Indemnifying Party any materials that are protected by the attorney-client privilege. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of said 30 day period (or any mutually agreed upon extension thereof) on the validity and amount of such Asserted Liability, the Indemnifying Party shall promptly pay to the Indemnified Party the agreed-to amount of the Claim by wire transfer of immediately available funds to an account designated by the Indemnified Party, or, to the extent that all or any portion of the indemnification payment is to be paid out of the Escrow Fund, Parent and the Stockholder Representative shall give the Escrow Agent a joint written instruction for payment of such funds in accordance with the Escrow Agreement. If the Indemnified Party and the Indemnifying Party do not agree prior to the expiration of such 30-day period (as such period may be extended by mutual agreement) on the validity and amount of such Asserted Liability, then each of the Indemnified Party and the Indemnifying Party may pursue the remedies available under this Agreement.

(c) Opportunity to Defend Third Party Claims.

(i) If the Claims Notice pertains to an Asserted Liability that relates to a claim or demand from a third party, the Indemnifying Party may elect to settle or defend, at its own expense and by its own counsel, such Asserted Liability; provided, that if the Indemnifying Party is a Company Stockholder, such Indemnifying Party shall not have the right to defend or direct the defense of any such Asserted Liability that is asserted directly or indirectly by or on behalf of a Person that is a current or prospective customer or supplier of Parent or its Affiliates if in the reasonable judgment of the Indemnified Party (which may be asserted at any time) the Indemnifying Party’s defense of such Asserted Liability could reasonably be expected to have a material adverse effect on the Indemnified Party’s existing or prospective relationship with such current or prospective customer or supplier.

(ii) If the Indemnifying Party elects to settle or defend such Asserted Liability, it shall promptly notify the Indemnified Party and any other Indemnifying Parties in writing of its intent to do so, and the Indemnified Party, at the expense of the applicable Indemnifying Party or Indemnifying Parties, shall cooperate in the compromise of, or defense against, such Asserted Liability.

(iii) If the Indemnifying Party elects not to settle or defend such Asserted Liability, fails to promptly notify the Indemnified Party in writing of its election as provided in this Agreement, or otherwise abandons the defense of such Asserted Liability, the Indemnified Party may pay, compromise or defend such Asserted Liability and seek indemnification for any and all Losses based upon, arising from or relating to such Asserted Liability. Notwithstanding the foregoing, neither the Indemnifying Party nor the Indemnified Party shall settle or compromise any Asserted Liability without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed); provided that, and Indemnifying Party may elect to compromise or settle any Asserted Liability for which it has elected to defend, without the Indemnified Party’s consent so long as (A) there is no finding or admission of any violation of Law or other wrongdoing by or on behalf of the Indemnified Party, (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party, and (C) such compromise or settlement includes a full and complete release of the Indemnified Parties from all Losses with respect to such Asserted Liability.

(iv) The Indemnified Party shall have the right to participate in the defense of any Asserted Liability with counsel selected by it and reasonably satisfactory to the Indemnifying Party subject to the Indemnifying Party’s right to control the defense. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party; provided, that if in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable legal fees and expenses of one separate counsel to all of the applicable Indemnified Parties (in addition to one local counsel in each jurisdiction that may be necessary or appropriate; provided, that the Indemnified Parties shall use commercially reasonable efforts, to the extent the Indemnified Parties reasonably believe it appropriate to do so, to minimize the need for local counsel). If the Indemnifying Party chooses to defend any Asserted Liability, the Indemnified Party shall make available to the Indemnifying Party any personnel, books, records or other documents within its control that are necessary or appropriate for such defense.

(v) The rights of the Company Stockholders under this Section 9.6(c) with respect to any Asserted Liability for which all of the Company Stockholders are Indemnifying Parties may be exercised solely by the Stockholder Representative and, if the Stockholder Representative elects to defend such Asserted Liability, the Stockholder Representative shall have sole and exclusive control over such defense as between the Company Stockholders.

(vi) Notwithstanding any other provision of this Agreement, the provisions of this Section 9.6(c) shall not apply to any Asserted Liability from a Governmental Authority for Taxes.

Section 9.7    Sole and Exclusive Remedy.

Except as otherwise provided in Section 10.2, from and after the Closing, the remedies provided in Article VI and this Article IX and the Escrow Agreement shall be the sole recourse of all Parties for all Losses based upon, arising from or relating to any breach of any representation, warranty, covenant or agreement contained in this Agreement, the Transaction Support Agreement, the Letters of Transmittal or in any certificate delivered pursuant to Section 7.2(d) or Section 7.3(c). Nothing in this Section 9.7 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any Person’s fraud or willful or deliberate misrepresentations or breaches.

Section 9.8    Miscellaneous.

It is the intention of the Parties to treat any indemnity payment made under this Agreement with respect to the Merger as an adjustment to the Aggregate Merger Consideration for all federal, state, local and foreign Tax purposes and the Parties shall file their Tax Returns accordingly, except as otherwise required by a change in Law or a good faith resolution of a contest. IN NO EVENT SHALL LOSSES INCLUDE, OR SHALL AN INDEMNIFIED PARTY BE ENTITLED TO RECOVER FROM ANY INDEMNIFYING PARTY, ANY AMOUNTS IN RESPECT OF TREBLE, EXEMPLARY, CONSEQUENTIAL (TO THE EXTENT DAMAGES WERE NOT REASONABLY FORESEEABLE) OR PUNITIVE DAMAGES, IN EACH CASE EXCEPT TO THE EXTENT PAYABLE TO A THIRD PARTY.

ARTICLE X.

TERMINATION AND ABANDONMENT

Section 10.1    Termination and Abandonment.

This Agreement may be terminated and abandoned at any time prior to the Closing Date:

(a)	by mutual written consent of the Parties;

(b)	by Parent:

(i)	if any event shall have occurred as a result of which any condition set forth in Sections 7.1 or 7.2 is no longer capable of being satisfied; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(b)(i) shall not be available to Parent if its condition to its obligation to perform became incapable of fulfillment due to its failure, or the failure of any of its Affiliates, to fulfill any obligation under this Agreement; or

(ii)	if there has been a material breach by the Company of any of the representations and warranties contained in this Agreement (after giving effect to any Permitted Updates) or of any of the covenants or agreements set forth in this Agreement, in each case which breach is not curable, or, if curable, is not cured within ten (10) Business Days after written notice of such breach is given by Parent to the Company;

(c)	by the Company:

(i)	if any event shall have occurred as a result of which any condition set forth in Sections 7.1 or 7.3 is no longer capable of being satisfied; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c)(i) shall not be available to the Company if its condition to its obligation to perform became incapable of fulfillment due to its failure, or the failure of any of its Affiliates, to fulfill any obligation under this Agreement; or

(ii)	if there has been a material breach by Parent or Newco of any of the representations and warranties contained in this Agreement or of any of the covenants or agreements set forth in this Agreement, in each case which breach is not curable or, if curable, is not cured within ten (10) Business Days after written notice of such breach is given by the Company to Parent;

(d)	by Parent or the Company, if the Closing shall not have occurred on or before January 31, 2012; provided, however that (i) a Party whose breach of this Agreement has resulted in the Closing not having occurred on or before said date shall not have the right to terminate this Agreement pursuant to this Section 10.1(d); or

(e)	by the Company on or after the later of (i) December 27, 2011 and (ii) three (3) Business Days after expiration of the HSR Act waiting period for the transactions contemplated under this Agreement, if all of the conditions to the obligations of Parent under Sections 7.1 and 7.2 have been satisfied (or would be satisfied if the Closing were to occur), and any of the conditions to the Company’s obligations set forth in Section 7.3(b) or 7.3(c) has not at such time been satisfied; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.1(e) if its breach of this Agreement has resulted in the Closing not having occurred on or before said date.

Section 10.2    Specific Performance; Remedies Cumulative.

The Parties acknowledge that the rights of each Party to consummate the transactions contemplated hereby are special, unique, and of extraordinary character, and that, in the event that any other Party violates or fails and refuses to perform any covenant made by it herein, the other Party or Parties will be without adequate remedy at Law. In the event that any party violates, fails or refuses to perform any covenant made by it herein, the other Party or Parties may, in addition to any remedies at Law, institute and prosecute an action in a court of competent jurisdiction to enforce specific performance of such covenant or seek any other equitable relief. No exercise of a remedy available to a Party shall be deemed an election excluding any other remedy available to such Party (any such Claim by any other Party being hereby waived).

Section 10.3    Rights and Obligations upon Termination.

If this Agreement is not consummated for any reason, each Party will redeliver all documents, work papers, and other materials of any other Party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the Party furnishing the same, except to the extent previously delivered to third parties in connection with the transactions contemplated hereby, and all information received by any Party with respect to the business of any other Party shall not at any time be used for the advantage of, or disclosed to third parties by, such Party to the detriment of the Party furnishing such information; provided, however, that this Section 10.3 shall not apply to any documents, work papers, material or information which is a matter of public knowledge or which heretofore has been or hereafter is published in any publication for public distribution or filed as public information with any Governmental Authority (other than in violation of any confidentiality restrictions imposed on the Parties or their Affiliates).

Section 10.4    Effect of Termination.

Except for the provisions of Sections 5.3, 5.5, 5.8, 10.3 and 10.4 and Article XI, which shall survive any termination of this Agreement, in the event of the termination and abandonment of this Agreement pursuant to Article X, this Agreement shall forthwith become void and have no further effect, without any Liability on the part of any Party or its respective officers, directors or stockholders; provided, however, that nothing in this Section 10.4 shall relieve any Party from Liability for the willful or intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement occurring prior to such termination.

ARTICLE XI.

GENERAL PROVISIONS

Section 11.1    Notices.

All notices and other communications under this Agreement shall be in writing and may be given by any of the following methods: (a) personal delivery; (b) registered or certified mail (airmail if to an address in a country other than the country in which the sender is located), postage prepaid, return receipt requested; or (c) reputable national delivery service requiring acknowledgment of receipt. Any such notice or communication shall be sent to the appropriate Party at its address given below (or at such other address for such Party as shall be specified by notice given hereunder):

If to Parent or Newco, to:

United Pet Group, Inc.

7794 Five Mile Road, Ste. 190

Cincinnati, OH 45230

Attn: John A. Heil, President

with a copy to (which shall not constitute notice):

Sutherland Asbill & Brennan LLP

999 Peachtree Street, N.E.

Atlanta, Georgia 30309-3996

Attn: Mark D. Kaufman

If to the Company or the Stockholder Representative:

Hammond, Kennedy, Whitney & Company, Inc.

8888 Keystone Crossing, Suite 600

Indianapolis, IN 46240

Attention: Julianne S. Lis-Milam

and:

with a copy to (which shall not constitute notice):

Taft Stettinius & Hollister LLP

One Indiana Square

Suite 3500

Indianapolis, IN 46204

Attn: Robert J. Hicks

All such notices and communications shall be deemed received upon (a) actual receipt thereof by the addressee, or (b) actual delivery thereof to the appropriate address as evidenced by an acknowledged receipt.

Section 11.2    Table of Contents; Headings; Rules of Construction.

(a) The Table of Contents and headings contained herein are for convenience of reference only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

(b) “Include” and “including” and similar expressions are not expressions of limitation and shall be construed as if followed by the words “without limitation.”

(c) “Business Day” means any day other than Saturday, Sunday, any day which is a legal holiday under the Laws of the State of New York and any day on which banking institutions in the State or City of New York are authorized or required by Law to close.

(d) The words “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof.

(e) Words importing the singular will also include the plural, and vice versa.

(f) The symbol “$” means United States Dollars.

(g) References to Articles and Sections are references to Articles and Sections of this Agreement unless otherwise indicated or the context otherwise requires.

(h) “Knowledge” means, when used in reference to the Company, that the fact or other matter to which the term “Knowledge” relates is actually known to Olivier M. Amice, Mary M. Czapeczka, Scott F. Loudenback, Terry Beach, Aaron C. Witt or Matt Davis, David Porter, Angela Porter, Caroline Young, Luke Phenicie, or Julianne Lis-Milam, or reasonably could be expected to have been known after reasonable inquiry or investigation of such fact or matter by such Person. No such individual shall have any personal liability for any inaccuracy or breach of a representation or warranty set forth in this Agreement solely as a result of the inclusion of such individual’s name in this defined term.

Section 11.3    Amendment.

No amendment, modification or discharge of this Agreement shall be valid or binding unless set forth in writing and executed by each of the Parties; provided, however, that no amendment that requires stockholder approval under applicable Laws shall be made without such approval.

Section 11.4    Severability.

If any provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon any such determination that any provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible.

Section 11.5    Waiver.

The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right to enforce the same. No waiver by any Party of any condition, or the breach of any provision contained in the Company or Parent Delivered Agreements, or whether by conduct or otherwise, in any one or more instances shall be deemed or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other provision herein or therein. No waiver shall be enforceable against a Party unless it is stated in writing signed by the Party against whom enforcement is sought.

Section 11.6    No Third Party Beneficiaries; Assignment.

This Agreement shall be binding on the Parties and their respective successors and assigns and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Except as provided in Section 5.9, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person. Except for (a) any assignment to a wholly-owned subsidiary of Newco or Parent, in which event Newco and Parent shall remain liable for the performance of this Agreement, and (b) any transfer or assignment after the Closing by the Surviving Corporation or Parent in connection with the sale or transfer of all or substantially all the business or assets of the Surviving Corporation or Parent, whether by sale of stock, sale of assets, merger or otherwise, no transfer or assignment of this Agreement or of any rights or obligations under this Agreement may be made by any Party without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed) and any attempted transfer or assignment without that required consent shall be void.

Section 11.7    Time of the Essence; Computation of Time.

Time is of the essence of each and every provision of this Agreement. Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement shall fall upon Saturday, Sunday or a public or legal holiday, the Party having such right or duty shall have until 6:00 p.m. New York time on the next succeeding regular Business Day to exercise such right or to discharge such duty.

Section 11.8    Counterparts.

This Agreement may be executed by each Party upon a separate copy, and in such case one counterpart of this Agreement shall consist of enough of such copies to reflect the signatures of all of the Parties. This Agreement may be executed in two (2) or more counterparts, each of which shall be an original, and each of which shall constitute one and the same agreement. Any Party may deliver an executed copy of this Agreement and of any documents contemplated hereby by facsimile transmission or electronic mail to another Party and such delivery shall have the same force and effect as any other delivery of a manually signed copy of this Agreement or of such other documents.

Section 11.9    Governing Law; Consent to Jurisdiction.

This Agreement shall be governed by and construed in accordance with the Laws of the State of Ohio without giving effect to any Laws of such state that would make such choice of Laws ineffective, except to the extent that provisions of the Indiana Business Corporation Law are mandatorily applicable. Each of the Parties hereby irrevocably agrees that any legal action or proceeding with respect to this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any judgment in respect of this Agreement or the transactions contemplated hereby and obligations arising hereunder brought by another Party or its successors or assigns, shall be brought and determined exclusively in the state or federal courts located in the State of Ohio and any state appellate court therefrom within the State of Ohio. Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement or the transactions contemplated hereby, (a) any Claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 11.9, (b) any Claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any Claim that (i) the action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such Claim is improper or (iii) this Agreement or the transactions contemplated hereby or the subject matter hereof, may not be enforced in or by such courts. For the avoidance of doubt, Parent may institute a legal action or proceeding against one or more of the Company Stockholders for indemnification under Article VI or Article IX without instituting an action or proceeding against all of the Company Stockholders.

Section 11.10    Waiver of Jury Trial.

EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

Section 11.11    No Strict Construction.

The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 11.12    Entire Agreement.

This Agreement (with its Exhibits, the Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement contain, and are intended as, a complete statement of all the terms of the arrangements among the Parties with respect to the matters provided for herein and therein, and supersede any previous agreements and understandings among the Parties with respect to those matters.

Section 11.13 Stockholder Representative.

(a) Effective as of the date hereof each Company Stockholder, by such Company Stockholder’s execution and delivery of the Transaction Support Agreement or an agreement to be bound thereby, hereby irrevocably constitutes and appoints, and effective as of the Effective Time, each other Company Stockholder, by such Company Stockholder’s acceptance of the Per Share Merger Consideration, will be conclusively deemed to have irrevocably constituted and appointed, Hammond, Kennedy, Whitney & Company, Inc. to act as his, her or its lawful attorneys-in-fact and representatives under the Company Delivered Agreements (the “Stockholder Representative”), with full power of substitution, to exercise the powers and to perform:

(i) the duties required or permitted to be performed by the Stockholder Representative on behalf of the Company Stockholders under and pursuant to the Company Delivered Agreements;

(ii) such other duties as are delegated to the Stockholder Representative under the Company Delivered Agreements, to be performed by the Stockholder Representative on behalf of the Company Stockholders in their capacities as Company Stockholders; and

(iii) such actions as are reasonably incident to any of the duties referred to in the preceding clauses (i) and (ii) above, including the taking of any action and the execution and delivery of any agreement or instrument by or on behalf of each Company Stockholder which the Stockholder Representative deems necessary or reasonably required to accomplish the purposes of the foregoing. The appointment set forth in this Section 11.13 shall be coupled with an interest.

(b) Without limiting the generality of the foregoing, the Stockholder Representative shall have the right and power to do or cause to be done any of the following things on behalf of each of the Company Stockholders and all of them collectively:

(i) act as the sole representative of the Company Stockholders and exercise all rights of the Company Stockholders under the Company Delivered Agreements, including the prosecution, defense and settlement of all claims and actions under, and to resolve all matters relating to, indemnification hereunder or thereunder or any related agreement except with respect to the representations, warranties and covenants of each Company Stockholder set forth in the Transaction Support Agreement (each such representation, warranty or covenant, an “Individual Representation”) and with respect to which each Company Stockholder shall be obligated to pay any amounts for indemnification individually;

(ii) (A) authorize delivery to any Parent Indemnified Party of all or a portion of the Escrow Fund in accordance with the Escrow Agreement, (B) receive any payments made to the Company Stockholders or to the Stockholder Representative on such Company Stockholders’ behalf pursuant to the Company Delivered Agreements, (C) invest such funds pending their disbursement in such manner as the Stockholder Representative in its sole discretion deems appropriate, and (D) disburse to the Company Stockholders payments made to the Stockholder Representative under the Company Delivered Agreements; and

(iii) otherwise take all actions and do all things reasonably required or advisable to accomplish any of the matters referred to in the Company Delivered Agreements, including the execution and delivery of any documents and instruments, and generally to act for and in the name of the Company Stockholders as fully as each Company Stockholder could if then personally present and acting. The Stockholder Representative is hereby empowered to determine, in accordance with the terms of the Company Delivered Agreements, the time or times when, the purposes for which, and the manner in which, the power herein conferred upon the Stockholder Representative shall be exercised.

(c) Notwithstanding anything to the contrary in this Agreement, the Stockholder Representative shall have no authority to act as attorney-in-fact or otherwise for any Company Stockholder with respect to any Individual Representations, and each such Company Stockholder shall be entitled to resolve any and all such claims.

(d) The Stockholder Representative shall have no duties except those which are expressly set forth herein.

(e) The Parent Indemnified Parties and all other persons dealing with the Stockholder Representative may rely and act upon any writing believed in good faith to be signed by the Stockholder Representative or an authorized representative of the Stockholder Representative, and may assume that all actions of the Stockholder Representative and any authorized Representative of the Stockholder Representative have been duly authorized by the Company Stockholders. The actions, decisions and instructions of the Stockholder Representative taken, made or given pursuant to the authority granted to the Stockholder Representative pursuant to this Section 11.13 shall be conclusive and binding upon each Company Stockholder and each Company Stockholder’s heirs, Representatives, successors and assigns, as applicable, and such Persons shall not have the right to object, dissent, protest or otherwise contest the same.

(f) The power of attorney granted to the Stockholder Representative, and all authority hereby conferred upon it is irrevocable and will not be terminated by any act of any Company Stockholder or by operation of Law, whether by the death or incapacity of any Company Stockholder or by the occurrence of any other event.

(g) The Stockholder Representative shall promptly deliver to an applicable Company Stockholder (at the address of such Company Stockholder set forth in the Transaction Support Agreement or as otherwise communicated by such Company Stockholder to the Stockholder Representative) copies of all statements, notices, letters of direction or other communications given or received by it in its capacity as the Stockholder Representative under any Company Delivered Agreements in connection with an Individual Representation.

(h) The Stockholder Representative may execute any of its duties under any Company Delivered Agreements by or through agents and shall be entitled to rely upon the advice of counsel concerning all matters pertaining to the Stockholder Representative’s duties, as the case may be, hereunder and thereunder. The Stockholder Representative shall be entitled to rely on any notice, consent, certificate, affidavit, letter, statement or other document believed by the Stockholder Representative to be genuine and correct and to have been signed and sent by the proper Person or Persons and, in respect to legal matters, upon the opinion of counsel selected by the Stockholder Representative. The Stockholder Representative shall not be liable to the Company Stockholders for any error of judgment or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or Law except as otherwise set forth in Section 11.13(l).

(i) The Stockholder Representative shall promptly distribute all amounts it receives on behalf of the Company Stockholders under this Agreement or the Escrow Agreement, net of any Stockholder Representative Reserve, to the Company Stockholders (other than any Dissenting Stockholder) in proportion to their respective Pro-Rata Shares (unless otherwise specified herein); except with respect to any Company Stockholder that has not surrendered its Company Certificates or Warrants in accordance with Section 2.8(c), the Stockholder Representative shall promptly distribute such Company Stockholder’s Pro-Rata Share of any such amounts distributed to the Company Stockholders (other than the Dissenting Stockholders) to the Exchange Agent, or if the Exchange Agent has distributed the Exchange Fund to the Surviving Corporation in accordance with Section 2.8(e), then to the Surviving Corporation. Notwithstanding anything to the contrary herein contained, to the extent necessary to account for breaches by a Company Stockholder as to its Individual Representations, the Stockholder Representative may distribute any amounts it receives hereunder (whether or not a part of the Stockholder Representative Reserve) among the Company Stockholders in a proportion reasonably determined by it to reflect the economic intent of this Agreement with respect to the allocation of the Aggregate Merger Consideration and the intended proportional liabilities of the Company Stockholders under this Agreement (including with respect to Individual Representations).

(j) Prior to making any distribution of any amount to the Company Stockholders, the Stockholder Representative may set aside and reserve therefrom an amount that it deems advisable to satisfy any future obligations that may be owed by the Company Stockholders under this Agreement or otherwise in connection with the consummation of the transactions contemplated hereby (other than obligations arising with respect to an Individual Representation), or to satisfy any future costs, expenses, Liabilities, Taxes or other amounts that the Stockholder Representative may incur in connection with acting in such capacity under this Agreement (all such amounts so set aside and reserved, the “Stockholder Representative Reserve”). The Stockholder Representative may hold, invest, reinvest and/or deposit the Stockholder Representative Reserve in (i) direct obligations of, or obligations guaranteed by, the United States of America, (ii) certificates of deposit, checking, savings or money market accounts of any bank or trust company organized under the laws of the United States of America, or any state, or (iii) such other accounts or investments as it reasonably determines (including non-interest bearing accounts). The Stockholder Representative may (but shall have no obligation to) use all or any portion of the Stockholder Representative Reserve to satisfy any and all costs, expenses, liabilities, taxes or other amounts that the Stockholder Representative may incur in connection with acting in such capacity under this Agreement and to satisfy any future obligations of the Company Stockholders under this Agreement or otherwise in connection with the consummation of the transactions contemplated hereby (other than with respect to Individual Representations). Promptly following the date on which the Stockholder Representative reasonably determines that all liabilities and obligations of the Company Stockholders hereunder (other than in connection with Individual Representations) and all costs, expenses, liabilities, taxes or other amounts that the Stockholder Representative may incur in connection with acting in such capacity under this Agreement have been satisfied, the Stockholder Representative or Exchange Agent, as the case may be, shall disburse any remaining portion of the Stockholder Representative Reserve to the Company Stockholders (other than any Dissenting Stockholder) in proportion to their respective Pro-Rata Shares; except with respect to any Company Stockholder that has not surrendered its Company Certificates or Warrants in accordance with Section 2.8(c), the Stockholder Representative shall promptly distribute such Company Stockholder’s Pro-Rata Share of any such amounts distributed to the Company Stockholders (other than the Dissenting Stockholders) to the Exchange Agent, or if the Exchange Agent has distributed the Exchange Fund to the Surviving Corporation in accordance with Section 2.8(e), then to the Surviving Corporation.

(k) Each Company Stockholder will be required to indemnify, defend and hold the Stockholder Representative harmless from and against its Pro-Rata Share of any and all claims, losses, liabilities, damages and expenses (including reasonable attorneys’ fees and costs) which the Stockholder Representative may suffer or sustain as a result of any action taken, or not taken, in good faith hereunder, except as otherwise set forth in Section 11.13(l). In the event the Stockholder Representative Reserve does not contain sufficient amounts to satisfy and pay in full all expenses and obligations of the Stockholder Representative likely to be incurred by the Stockholder Representative in fulfilling its obligations hereunder, the Stockholder Representative shall not be obligated to take any action contemplated hereby until the Company Stockholders shall have paid to the Stockholder Representative sufficient amounts to pay in full all such expenses and obligations (which payment shall be made by the Company Stockholders in accordance with their respective Pro-Rata Shares).

(l) The Stockholder Representative is acting solely in an agency capacity and will have no personal liability to the Company Stockholders or their respective Representatives for any action taken, or inaction, in its capacity of the Stockholder Representative, except for the Stockholder Representative’s or its Representatives’ willful misconduct or fraud. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, IN NO EVENT SHALL THE STOCKHOLDER REPRESENTATIVE BE LIABLE TO ANY PERSON FOR ANY SPECIAL, SPECULATIVE, REMOTE, EXEMPLARY, INDIRECT, INCIDENTAL, TREBLE, CONSEQUENTIAL OR PUNITIVE DAMAGES.

(m) If the Stockholder Representative should become unable to fulfill his responsibilities as the Stockholder Representative or shall resign, then the Company Stockholders, by a majority vote based on their respective Pro-Rata Shares, shall promptly appoint a successor Stockholder Representative and shall promptly notify Parent of such successor. The authorizations of the Stockholder Representative will be effective until its rights and obligations under the Company Delivered Agreements terminate by virtue of the termination of any and all obligations of the Company Stockholders to the Parent Indemnified Parties under the Company Delivered Agreements. Promptly following appointment of a successor Stockholder Representative, the former Stockholder Representative shall distribute the Stockholder Representative Reserve to the successor Stockholder Representative, less all costs, fees and expenses which it reasonably believes it may be obligated to pay thereafter in connection this Agreement. If within thirty (30) days after the effective date of the resignation of the former Stockholder Representative as the Stockholder Representative hereunder a successor has not been appointed as provided above, the former Stockholder Representative may apply to a court of competent jurisdiction for the appointment of a successor Stockholder Representative and the costs, expenses and attorneys’ fees which are incurred in connection with such a proceeding shall be paid from the Stockholder Representative Reserve (with any excess paid by the Company Stockholders in accordance with their respective Pro-Rata Shares). Upon delivery of the Stockholder Representative Reserve as provided above, the former Stockholder Representative shall be discharged of all further obligations hereunder.

[signatures on next page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

PARENT:

UNITED PET GROUP, INC.

By:	/s/ John A. Heil
John A. Heil, President

NEWCO:

FIDO NEWCO CORP.

By:	/s/ John A. Heil
John A. Heil, President

COMPANY:

FURMINATOR, INC.

By:	/s/ Olivier M. Amice
Name:	Olivier M. Amice
Title:	President and CEO

STOCKHOLDER REPRESENTATIVE:

HAMMOND, KENNEDY, WHITNEY & COMPANY, INC., solely with respect to the provisions relating to the Stockholder Representative hereunder

By:	/s/ Julianne S. Lis-Milam
Name:	Julianne S. Lis-Milam
Title:	Partner and General Counsel

[Signature Page to Merger Agreement]